Form 10-K, Exhibit 13
period 1996-12-31
HOLOPHANE CORP
filed 1997-03-27
CIK 911565


CONSOLIDATED STATEMENTS OF INCOME

Holophane Corporation and Subsidiaries
(in thousands except per share data)                               Year Ended December 31,
                                                          1996              1995              1994
_____________________________________________________________________________________________________
Net Sales                                              $ 190,939         $ 181,069         $ 150,997
Cost of goods sold                                       117,284           110,591            92,590
_____________________________________________________________________________________________________
Gross Margin                                              73,655            70,478            58,407
Selling and administrative                                39,405            35,743            30,599
Research and development                                   5,533             5,559             4,979
Nonrecurring items                                             0                 0             3,875
Other expense                                                700               454               374
_____________________________________________________________________________________________________
Operating Income                                          28,017            28,722            18,580
Interest expense (including related party of
   $181 in 1996, $191 in 1995 and $200 in 1994)            2,139             2,826             2,707
Interest income                                             (527)             (581)             (452)
_____________________________________________________________________________________________________
Income Before Income Taxes                                26,405            26,477            16,325
Provision for income taxes                                 9,937            10,435             6,837
_____________________________________________________________________________________________________
Net Income                                             $  16,468         $  16,042         $   9,488
=====================================================================================================
Primary Earnings Per Share                             $    1.40         $    1.38         $    0.82
=====================================================================================================
Fully Diluted Earnings Per Share                       $    1.40         $    1.35         $    0.82
=====================================================================================================
Weighted Average Number of Shares Outstanding:
   Primary                                                11,770            11,667            11,580
   Assuming Full Dilution                                 11,770            11,863            11,580
=====================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.


                   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(in thousands except per
 share and market data)        1ST           2ND           3RD           4TH
________________________________________________________________________________
1996
________________________________________________________________________________
Net sales                    $38,056       $44,605       $51,288       $56,990
Gross margin                  13,912        17,184        20,369        22,190
Operating income               3,577         6,336         9,393         8,711
Net income                     1,953         3,640         5,642         5,233
Net earnings per share       $  0.17       $  0.31       $  0.48       $  0.44
Market Prices: High          $ 22.50       $ 18.25       $ 20.00       $ 20.00
               Low           $ 16.00       $ 13.75       $ 15.25       $ 16.50
________________________________________________________________________________
1995
________________________________________________________________________________
Net sales                    $43,912       $43,673       $49,617       $43,867
Gross margin                  17,306        16,931        19,445        16,796
Operating income               6,947         6,535         9,036         6,204
Net income                     3,823         3,596         5,258         3,365
Net earnings per share       $  0.33       $  0.31       $  0.45       $  0.28
Market Prices: High          $ 12.50       $ 15.67       $ 19.17       $ 23.50
               Low           $ 11.33       $ 11.67       $ 14.67       $ 16.67

--------------------------------------------------------------------------------


                           CONSOLIDATED BALANCE SHEETS


Holophane Corporation and Subsidiaries
($ in thousands except per share data)
                                                                  December 31,
                                                             1996              1995
______________________________________________________________________________________

Assets
______________________________________________________________________________________
Current Assets:
   Cash and equivalents                                   $   8,072          $  13,356
   Accounts receivable (less allowance  of
      $1,016 and $1,015, respectively)                       33,104             24,849
   Inventories                                               13,302             13,530
   Prepaid and other deferred expenses                        3,848              4,350
______________________________________________________________________________________

Total Current Assets                                         58,326             56,085
______________________________________________________________________________________

Property, plant and equipment, net                           39,413             35,582

Goodwill (net of accumulated amortization of
   $3,184 and $2,581, respectively)                          21,276             15,764

Other Assets                                                  4,952              3,348
______________________________________________________________________________________

Total                                                     $ 123,967          $ 110,779
======================================================================================

Liabilities and Stockholders' Equity
______________________________________________________________________________________

Current Liabilities:
   Current maturities of long term debt                   $   6,390          $   6,319
   Trade payables                                            10,537              9,408
   Compensation and employee benefits                         8,383              8,660
   Income taxes payable                                       1,238              1,924
   Other accrued liabilities                                  4,589              3,730
______________________________________________________________________________________

Total Current Liabilities                                    31,137             30,041
______________________________________________________________________________________

Long Term Debt (less current maturities)                     18,866             25,091

Other Long Term Liabilities                                   6,820              5,258

Stockholders' Equity:
   Preferred stock (par value $.01 per share:
      1,000,000 shares authorized; none issued)
   Common stock (par value $.01 per share:
      20,000,000 shares authorized;
      11,895,861 shares issued)                                 119                119
   Additional paid-in capital                                43,801             42,969
   Retained earnings                                         30,527             14,059
   Common shares in treasury, at cost
     (1996: 473,369 shares; 1995: 425,148 shares)            (6,534)            (4,529)
   Cumulative translation adjustments                          (769)            (2,229)
______________________________________________________________________________________

Total Stockholders' Equity                                   67,144             50,389
______________________________________________________________________________________

Total                                                     $ 123,967          $ 110,779
======================================================================================

The accompanying notes are an integral part of these consolidated financial statements.



                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Holophane Corporation and Subsidiaries
($ in thousands)
                                                                             Year Ended December 31,
                                                                       1996          1995            1994
___________________________________________________________________________________________________________
Cash Flows From Operating Activities:
___________________________________________________________________________________________________________
Net Income                                                          $ 16,468       $ 16,042       $  9,488
Adjustments to reconcile net income to net cash provided by
  operating activities:
   Depreciation and amortization                                       6,487          6,107          6,803
   Loss on disposal of property, plant & equipment                       232            106          2,706
   Provision for deferred income taxes                                   253            521          1,015
Change in assets and  liabilities  net of effects  from
acquisitions:
     Accounts receivable                                              (4,053)        (4,607)        (2,217)
     Inventories                                                       1,568           (138)          (452)
     Prepaid and other deferred expenses                                (281)        (1,296)           (58)
     Trade payables                                                   (1,171)         1,275         (2,066)
     Compensation and employee benefits                                 (732)         1,150            284
     Income taxes payable                                               (780)          (904)         2,301
     Other accrued liabilities                                           892            173          1,682
     Other, net                                                           63            298            178
___________________________________________________________________________________________________________
Net cash provided by operating activities                             18,946         18,727         19,664
___________________________________________________________________________________________________________

Cash Flows From Investing Activities:
___________________________________________________________________________________________________________

Purchase of investment securities                                     (1,551)          (907)        (1,005)
Sale of investment securities                                          1,005              0              0
Capital expenditures                                                  (4,956)        (9,741)        (3,804)
Proceeds from the sale of assets                                          42             48          1,559
Acquisitions, net of cash acquired                                    (6,100)             0         (3,772)
___________________________________________________________________________________________________________
Net cash used in investing activities                                (11,560)       (10,600)        (7,022)
___________________________________________________________________________________________________________

Cash Flows From Financing Activities:
___________________________________________________________________________________________________________
Principal payments on long term debt                                  (9,359)        (6,312)        (9,855)
Purchase of treasury shares                                           (3,769)             0         (3,164)
Proceeds from the sale of treasury shares                                385             41              0
___________________________________________________________________________________________________________
Net cash used in financing activities                                (12,743)        (6,271)       (13,019)
___________________________________________________________________________________________________________

Effect of exchange rate changes on cash                                   73             27             62
___________________________________________________________________________________________________________
Net increase (decrease) in cash and equivalents                       (5,284)         1,883           (315)
Cash and equivalents at beginning of year                             13,356         11,473         11,788
___________________________________________________________________________________________________________

Cash and equivalents at end of year                                 $  8,072       $ 13,356       $ 11,473
===========================================================================================================

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for:
     Interest, net of amount capitalized                            $  2,160       $  2,897       $  2,832
     Income taxes paid, net                                           10,472         11,611          3,370

Non-cash investing and financing activity:
     Treasury shares used for acquisitions                             2,145           --              508
     Additional goodwill relating to contingent purchase price         1,381            964           --
     Trade payables for property, plant and equipment                    252           --             --


===========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.



                            CONSOLIDATED STATEMENT OF
                              STOCKHOLDERS' EQUITY

                                                                                                            Retained
Holophane Corporation and Subsidiaries                          Common Stock             Additional         Earnings
($ in thousands)                                          _______________________         Paid-in         (Accumulated
                                                          Shares           Amount         Capital           Deficit)
______________________________________________________________________________________________________________________

Balance at December 31, 1993                            11,895,861          $119          $42,967           ($11,471)

Net income for the year                                                                                        9,488
Shares used for acquisition                                                                     7
Purchase of treasury shares
Translation adjustments
______________________________________________________________________________________________________________________

Balance at December 31, 1994                            11,895,861           119           42,974             (1,983)

Net income for the year                                                                                       16,042
Stock options exercised                                                                        (5)
Translation adjustments
______________________________________________________________________________________________________________________

Balance at December 31, 1995                            11,895,861           119           42,969             14,059

Net income for the year                                                                                       16,468
Shares used for acquisitions                                                                  780
Purchase of treasury shares
Stock options exercised,
   including related tax benefits                                                              52
Translation adjustments
______________________________________________________________________________________________________________________

Balance at December 31, 1996                            11,895,861          $119          $43,801            $30,527
======================================================================================================================

***ABOVE TABLE SPLIT AT RIGHT MARGIN -- CONTINUED BELOW***

                                             Treasury  Stock             Cumulative
                                          ______________________         Translation       Stockholders'
                                          Shares          Amount         Adjustments          Equity
________________________________________________________________________________________________________

Balance at December 31, 1993             191,250        ($1,912)           ($2,502)           $27,201

Net income for the year                                                                         9,488
Shares used for acquisition              (40,161)           501                                   508
Purchase of treasury shares              277,734         (3,164)                               (3,164)
Translation adjustments                                                        689                689
________________________________________________________________________________________________________

Balance at December 31, 1994             428,823         (4,575)            (1,813)            34,722

Net income for the year                                                                        16,042
Stock options exercised                   (3,675)            46                                    41
Translation adjustments                                                       (416)              (416)
________________________________________________________________________________________________________

Balance at December 31, 1995             425,148         (4,529)            (2,229)            50,389

Net income for the year                                                                        16,468
Shares used for acquisitions            (121,629)         1,365                                 2,145
Purchase of treasury shares              206,000         (3,769)                               (3,769)
Stock options exercised,
   including related tax benefits        (36,150)           399                                   451
Translation adjustments                                                      1,460              1,460
________________________________________________________________________________________________________

Balance at December 31, 1996             473,369        ($6,534)             ($769)           $67,144
========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

           I N D E P E N D E N T     A U D I T O R S '     R E P O R T

           TO THE STOCKHOLDERS AND DIRECTORS OF HOLOPHANE CORPORATION


     We have audited the accompanying consolidated balance sheets of Holophane Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Holophane Corporation and subsidiaries at December 31, 1996 and 1995, and results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.




Deloitte & Touche LLP
Columbus, Ohio
February 21, 1997

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.   SUMMARY OF ACCOUNTING POLICIES


The company is engaged in the manufacture and sale of lighting fixtures and systems primarily for industrial, commercial and outdoor applications. The company has operations in the United States, Canada, Mexico, United Kingdom, Germany and Australia.

CONSOLIDATION
The  consolidated   financial  statements  include  the  accounts  of  Holophane
Corporation  and  all  of  its  majority-owned  subsidiaries.   All  significant
intercompany accounts, transactions and profits have been eliminated.

FOREIGN CURRENCY TRANSLATION
The assets and liabilities of the company's subsidiaries outside the United States are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Income and expense items are translated at the average exchange rates prevailing during the period. Gains and losses resulting from foreign currency transactions are recognized currently in income and those resulting from translation of financial statements are accumulated in a separate component of stockholders' equity.

DISCLOSURES REGARDING FINANCIAL
INVESTMENTS
The carrying value of cash and equivalents, receivables, accrued liabilities and accounts payable are considered to approximate fair value due to the relatively short maturity of the respective instruments. For long-term debt, the interest rates fluctuate with LIBOR or prime rate and thus their carrying value is a reasonable estimate of fair value.

CASH AND EQUIVALENTS
The company considers money market funds and all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents. At December 31, 1996 and 1995, the company had approximately $5,238,000 and $10,806,000, respectively, invested in bank commercial paper and U.S. treasury related investments at three independent trust companies.

INVENTORIES
Inventories are valued at the lower of cost, determined on the first-in, first-out basis, or market.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from one and one-half to forty years.

GOODWILL
The excess of purchase price over the fair values of net assets acquired is amortized on a straight-line basis over forty years.

ASSET IMPAIRMENTS
Annually, or more frequently if events or circumstances change, a determination is made by management, in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, to ascertain whether property, plant and equipment, goodwill and other intangible assets have been impaired based on the sum of expected future undiscounted cash flows from operating activities. Based upon its most recent analysis, the company believes that property, goodwill and other intangibles at December 31, 1996 are realizable and the depreciation and amortization periods are appropriate.

SELF INSURANCE
The company is self-insured for certain health insurance and workers' compensation programs in the United States. The health insurance plan agreement contains a stop-loss ceiling of $100,000 per eligible individual per year and aggregate annual stop-loss ceiling (based on enrollment) of $1,585,000, $1,759,000 and $2,412,000 for 1996, 1995 and 1994, respectively. The workers'
compensation plan agreement contains a stop-loss ceiling of $300,000 per event. The company accrues for both claims reported but not yet paid and claims incurred but not yet reported.

MANAGEMENT ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

REVENUE RECOGNITION
Revenues are recognized at the time the products are shipped.

PER SHARE INFORMATION
All earnings per share and share data is computed based on the weighted average number of shares of common stock outstanding during each period, as adjusted for the 3:2 stock split in December 1995, including common stock equivalents consisting of shares subject to stock options and contingently issuable shares of stock.

2.   ACQUISITIONS

MetalOptics,  Inc. - On  September  1, 1996,  the company  acquired the stock of
MetalOptics, Inc. for $6,100,000 of cash and $1,181,000 (77,296 shares) of common stock. Under the terms of the purchase agreement, the company may be required to make additional payments beginning in 1996 of up to $500,000 and 154,589 additional shares of common stock, contingent upon MetalOptics, Inc. achieving certain operating results during the five-year period ending December 31, 2000. At the date of acquisition, the market value of assets acquired was $13,509,000 and liabilities assumed were $6,228,000. Any future amounts earned under this agreement will be recorded as additional goodwill and amortized over the remaining life of the goodwill recognized at the time of acquisition.

Results of operations after the acquisition date are included in the 1996 Consolidated Statements of Income. The following pro forma information has been prepared assuming the acquisition had taken place at the beginning of the respective periods. The pro forma information includes adjustments for interest expense that would have been incurred to finance the purchase, additional depreciation based on the fair market value of the property, plant and equipment acquired and the amortization of goodwill arising from the transaction, net of tax. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed dates.


                                 December 31,
                              1996        1995
__________________________________________________
(In thousands, except per share amounts)

Net Sales                     $204,545   $202,912
==================================================
Net Income                     $17,088    $16,709
==================================================
Net Income per Share             $1.45      $1.42
==================================================

Antique Street Lamps, Inc. - On October 1, 1994, the company acquired all of the assets and assumed certain liabilities of Antique Street Lamps, Inc. for $3,772,000 of cash and $508,000 (26,774 shares) of common stock. Under the terms of the purchase agreement, the company may be required to make additional payments beginning in 1995 of up to 161,000 additional shares of common stock, contingent upon Antique Street Lamps, Inc. achieving certain profit levels during the four-year period ending December 31, 1998. At the date of acquisition, the market value of assets acquired was $7,602,000 and liabilities assumed were $3,322,000. Any future amounts earned under this agreement will be recorded as additional goodwill and amortized over the remaining life of the goodwill recognized at the time of acquisition. Had the acquisition occurred at the beginning of 1994, operating results on a pro forma basis would not have been significantly different.


3.   INVENTORIES

Inventories consist of the following (in thousands):



                                   December 31,
                                  1996      1995
==================================================
Raw materials                   $7,997     $8,239

Work in process                  3,620      3,613

Finished goods                   2,374      2,143
==================================================
Total                           13,991     13,995

Less valuation allowance         (689)      (465)
__________________________________________________

Total                          $13,302    $13,530
==================================================


4.   PROPERTY, PLANT AND EQUIPMENT

The major classes of property, plant and equipment are summarized as follows (in thousands):

                                   December 31,
                                  1996      1995
__________________________________________________

Land                             $2,112    $1,275

Buildings and improvements       23,240    19,712

Machinery and equipment          46,897    42,101

Office and computer equipment     9,863     8,411

Construction in progress            731     1,739
__________________________________________________
Total                            82,843    73,238

Less accumulated depreciation  (43,430)  (37,656)
__________________________________________________
Total                           $39,413   $35,582
==================================================

================================================================================
                        MetalOptics #2 -- GRAPHIC OMITTED
================================================================================

5.   LONG TERM DEBT AND CREDIT FACILITIES

Long term debt consists of the following (in thousands):

                                     December 31,
                                    1996     1995
__________________________________________________

Term loan                        $24,880  $31,100

Capital lease obligations            330      310
(Note 6)

Other borrowings                      46        0
__________________________________________________
Total                             25,256   31,410

Less current maturities          (6,390)  (6,319)
__________________________________________________
Total long term debt             $18,866  $25,091
==================================================

The company has a bank credit agreement consisting of a term loan that reduces semi-annually until scheduled maturity on September 30, 2000 and a revolving commitment of up to $15,000,000 through the scheduled maturity date. No amounts were borrowed under the revolving commitment at December 31, 1996 and 1995.

Under the Agreement, the company can elect to borrow Eurodollars at .75% to 2.125% ("Eurodollar Margin") in excess of the London Interbank Offered Rate ("LIBOR") or domestic funds at 0% to .375% ("Base Rate Margin") in excess of the base rate ("Prime"). Eurodollar or Base Rate Margins are determined by the debt service coverage ratio, as defined, for any four fiscal quarter period. Applicable rates for domestic and composite Eurodollar loans were 8.25% and 6.66%, respectively, at December 31, 1996. A commitment fee of .25% to .375% is charged on the average daily unused portion of the available commitment. Loans under the Agreement are collateralized by substantially all of the company's assets. The Agreement contains certain financial and operating covenants and also contains provisions that limit, among other things, the amount that can be expended for annual cash dividends and purchase of the company's stock, to 50% of consolidated net income for the previous year.

Long term debt, excluding capital lease obligations and other borrowings, matures as follows for the years ended December 31 (in thousands):

                              December 31,
__________________________________________________
1997                               $6,220

1998                                6,220

1999                                6,220

2000                                6,220
__________________________________________________

Total                            $24,880
==================================================

6.   LEASES

The company leases certain computer and plant equipment under capital leases. The cost of these assets leased under capital leases is approximately $627,000 and $495,000 at December 31, 1996 and 1995, respectively. In addition, the company leases certain equipment and office space under non-cancelable operating leases.

Future minimum lease payments are as follows for years ending December 31 (in thousands):


                               Capital  Operating
                               Leases    Leases
_________________________________________________

1997                             $167       $966

1998                              155        805

1999                               38        497

2000                                0        240

2001                                0        104

Thereafter                          0        332
_________________________________________________

Total minimum lease
   payments                       360     $2,944

Less amount representing
   interest                      (30)
______________________________________

Present value of net minimum
   lease payments (Note 5)       $330
======================================

Total rent expense under operating leases for 1996, 1995 and 1994 was approximately $1,381,000, $1,032,000 and $1,065,000, respectively.


7.   INCOME TAXES

The company follows the provisions of SFAS No. 109. The components of income before income taxes for 1996, 1995 and 1994 are as follows (in thousands):

                     1996         1995       1994
__________________________________________________

Domestic          $24,781      $24,134    $15,836

Foreign             1,624        2,343        489
__________________________________________________

Total             $26,405      $26,477    $16,325
===================================================

The components of the provision (credit) for income taxes for 1996, 1995 and 1994 are as follows (in thousands):

                          1996      1995    1994
_________________________________________________

Current:

Federal                 $7,918    $7,691  $4,396

State and local          1,279     1,384     769

Foreign                    487       839     657
_________________________________________________
Total                    9,684     9,914   5,822
_________________________________________________
Deferred:

Federal                    171       538     874

State and local             37      (17)     141

Foreign                     45         0       0
_________________________________________________
Total                      253       521   1,015
_________________________________________________

Total                   $9,937   $10,435  $6,837
=================================================

The principal items accounting for the difference in the expected tax expense on income before income taxes computed at the United States statutory rate for 1996, 1995 and 1994 are as follows (in thousands):


                          1996     1995     1994
_________________________________________________
Computed expense at
  35% of pre-tax income  $9,242   $9,267   $5,714

State and local taxes       905      963      628

Operating losses
  generating no
  current tax benefit         0        0      393

Other                     (210)      205      102
__________________________________________________
Total                    $9,937  $10,435   $6,837
==================================================

The tax effect of the items comprising the company's net deferred tax asset as of December 31, 1996 and 1995 are as follows (in thousands):

================================================================================
                       Glass Furnace #3 - GRAPHIC OMITTED
================================================================================

                                    December 31,
                                   1996      1995
__________________________________________________
Deferred tax assets:

Difference between book and
   tax basis of intangibles        $710    $1,171

Reserves not currently            2,104     1,280
deductible

Liabilities not currently
   deductible                     2,415     2,499

Other                                99       322
__________________________________________________
Total                             5,328     5,272

Deferred tax liabilities:

Difference between book and
tax basis of property, plant       2,049     1,458
and equipment
__________________________________________________
Net deferred tax asset           $3,279    $3,814
==================================================

At December 31, 1996 the company had foreign net  operating  loss  carryforwards
(NOLs) totaling $1,425,000 which expire as follows: 1999 - $509,000 and 2001 - $916,000. For financial reporting purposes, the company has provided a full valuation allowance for the foreign NOLs. This valuation allowance amounted to $712,000 and $892,000 at December 31, 1996 and 1995, respectively.

At December 31, 1996 unremitted earnings of subsidiaries outside the United States were approximately $6,000,000. The company intends to indefinitely reinvest the undistributed earnings of its foreign subsidiaries or to repatriate them only when it is tax effective to do so. Accordingly, no deferred income taxes for additional United States federal income taxes from distribution of foreign earnings have been recorded.


8.   EMPLOYEE BENEFIT PLANS

The company has four 401(k) defined contribution savings plans covering substantially all United States union and non-union employees. The plans, which provide for both mandatory and optional company contributions of 3-5%, are intended to qualify under Section 401(k) of the Internal Revenue Code. The company matches participant contributions of up to 2% of their salary. The company's Canadian subsidiary has a defined contribution savings plan covering substantially all non-union employees. In addition, prior to 1995, the company's Canadian subsidiary's union employees were covered under a multi-employer defined contribution plan. The expense charged to operations under these plans was $2,133,000, $2,357,000 and $1,910,000 for 1996, 1995 and 1994, respectively.

The company's Supplemental Executive Retirement Plan (SERP) allows participants to defer up to 50% of their annual bonus. Salary deferrals under the SERP are used to fund a Rabbi Trust. Gains and losses on participant's accounts directly offset the SERP liability for each participant. The fair value of the investment and offsetting liability included in other assets and other long term liabilities was $2,458,000 at December 31, 1996.

Holophane Europe has a defined benefit plan, covering substantially all of its employees, in which benefits are based primarily on years of service and employee compensation near retirement. The company's funding policy is in accordance with local laws and income tax regulations. Fund assets consist primarily of common stocks, common trust funds and government securities. Pension expense for Holophane Europe's pension plan included in the company's Consolidated Statements of Income for 1996, 1995 and 1994 was $258,000, $294,000 and $296,000, respectively.

The following table sets forth the funding status of Holophane Europe's plan and amounts recognized in the company's balance sheets (in thousands):

                                   December 31,
                                 1996       1995
_________________________________________________
Accumulated benefit
   obligation, all vested      $7,427     $6,304
=================================================
Plan assets at fair value      $9,914     $8,979

Projected benefit obligation  (8,750)    (6,926)
_________________________________________________
Overfunded projected benefit
   obligation                   1,164      2,053

Unrecognized net gain from
   past experience different
   than that assumed and
   effects of changes in
   assumptions                  (767)    (1,848)
_________________________________________________
Pension asset, net of
   cumulative translation
   adjustment                   $397       $205
=================================================

================================================================================
                    Glass Furnace Shot #1 -- GRAPHIC OMITTED
================================================================================


Net periodic pension cost included the following components (in thousands):

                           Year Ended December 31,
                           1996      1995     1994
___________________________________________________
Service cost               $460      $468     $454

Interest cost               545       528      442

Actual (return) loss
on Plan assets            (569)   (1,284)      194

Net amortization and
   deferral               (178)       582    (794)
___________________________________________________
Net periodic pension
   cost                    $258      $294     $296
===================================================

Actuarial assumptions used in the accounting for the plan were as follows:

                              1996   1995    1994
___________________________________________________
Discount rate                 8.5%   8.5%    8.5%

Expected long term rate of
   return on Plan assets      8.5%   9.0%    8.0%

Average rate of increase
   in compensation levels    6.25%   6.5%    6.5%
===================================================


9.   NONRECURRING ITEM

Nonrecurring charges of $3,875,000 were incurred by the company relating to the discontinuance of assembly operations in Canada in November 1994. These charges consisted primarily of the loss on sale of property and severance liability.


10.   STOCK OPTIONS

The Holophane Stock Option Plan authorizes the grant of options, restricted stock and awards of performance shares of common stock to officers and key employees. Options are to be granted at exercise prices equal to the fair market value of such stock as of the date of grant. The number of authorized options to be granted under this plan is 1,982,000. Stock option activity is summarized as follows:

                           Year Ended December 31,
                           1996     1995     1994
___________________________________________________
Outstanding at
beginning                802,425  537,000  297,000
of year

Weighted average          $11.27   $11.03   $10.00
exercise price

Granted                  209,600  271,500  240,000

Weighted average          $19.88   $11.73   $12.31
exercise price

Exercised               (36,150)  (3,675)        0

Weighted average          $10.67   $10.90      ---
exercise price

Canceled                 (3,050)  (2,400)        0

Weighted average          $14.15   $12.33      ---
exercise price
___________________________________________________
Outstanding at end of
   year                  972,825  802,425  537,000

Weighted average          $13.14   $11.27   $11.03
   exercise price
===================================================
Exercisable at end of
   year                  385,800  225,225   86,250
===================================================
Available for grant at
   end of year           963,900  373,500  645,000
===================================================

The company applies APB Opinion 25 in accounting for its fixed stock compensation plans. Accordingly, no compensation cost has been recognized for the plan in 1996, 1995 or 1994. All options granted have a maximum term of 10 years and vest ratably over four years. The weighted average remaining contractual life of these options is 7.8 years.

The fair value of the options presented above was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1995, respectively: risk-free interest rates of 7.24% and 5.68%; dividend yields of 0%; volatility factor of .23; and a weighted average expected option life of six years. Because the effect of applying the fair value method to the company's stock options results in net income and earnings per share that are not materially different from amounts reported in the consolidated statements of income, pro forma information has not been provided.


11.     RELATED PARTY TRANSACTIONS

The company had an agreement with a stockholder to pay a management consulting fee and certain other transactional fees, through June 1999 with a base of $250,000 per year, adjusted for inflation. The agreement was terminated in 1993 in connection with the company's initial public offering. At December 31, 1996 and 1995, a liability of $2,181,000 and $2,318,000, respectively, net of discount at 8%, has been included in other long term liabilities related to the termination of this agreement. Payments under this agreement were $316,000, $306,000 and $299,000 for 1996, 1995 and 1994, respectively.


12.   GEOGRAPHICAL AREA INFORMATION
        (in thousands)

                        1996      1995      1994
___________________________________________________
Net Sales to Customers
___________________________________________________
United States        $157,981   $144,548  $120,574

Europe                 23,376     23,137    20,282

Other                   9,582     13,384    10,141
___________________________________________________
Total                $190,939   $181,069  $150,997
===================================================
Transfers Between Geographic Areas
(eliminated in consolidation)
___________________________________________________
United States          $7,694    $11,781    $4,350

Other                       0          0       577
___________________________________________________
Total                  $7,694    $11,781    $4,927
===================================================

Operating Income (loss)
___________________________________________________

United States         $25,882    $25,825   $17,290

Europe                  1,791      2,743     2,200

Other                     344        154     (910)
___________________________________________________
Total                 $28,017    $28,722   $18,580
===================================================
Identifiable assets
___________________________________________________
United States        $101,361    $89,771   $79,881

Europe                 20,166     18,356    17,644

Other                   2,440      2,652     1,827
___________________________________________________
Total                $123,967   $110,779   $99,352
===================================================

================================================================================
                         Castlight #6 -- GRAPHIC OMITTED
================================================================================

================================================================================
                       MANAGEMENT DISCUSSION AND ANALYSIS
================================================================================


RESULTS OF OPERATIONS 1996 COMPARED WITH 1995

Net sales for the year were at a record level of $190.9 million, an increase of $9.8 million, or 5.4% over 1995. Domestic sales of $158.0 million grew a total of 9.3% in 1996, up 4.6% due to internal growth and 4.7% from the MetalOptics acquisition completed in September. In 1996, results were negatively impacted by softness in new retail store construction and severe winter weather conditions in North America that delayed construction projects. Canadian sales were down 33.5% in local currency compared to the previous year, a result of poor winter weather in the first quarter of the year and decreased activity in highway infrastructure projects. European sales revenues were up 1.6% in local currency, reflecting a soft business climate in the United Kingdom, offset by continued volume growth in continental Europe. 1996 operating results reflect competitive pricing conditions in all of the company's lighting markets.

Gross margin increased $3.2 million or 4.5% to $73.7 million in 1996, primarily the result of higher sales volume. Gross margin as a percent of sales decreased slightly in 1996 to 38.6% compared to 38.9% in 1995. Adjusting for the MetalOptics acquisition, gross margin as a percent of sales was flat in 1996 compared to 1995.

Aggregate selling and administrative expenses were $39.4 million, or 20.6% of sales, compared to $35.7 million or 19.7% of sales in 1995. Sales force expansion and process improvement programs contributed to increased selling and administrative spending in 1996. Research and development expenses were 2.9% of sales in 1996 (3.0% adjusting for the MetalOptics acquisition) compared to 3.1% in 1995.

Interest expense of $2.1 million decreased $0.7 million in 1996 compared to 1995 due to lower outstanding balances and lower average interest rates. Interest income also decreased $0.1 million in 1996 due to lower average interest rates.

The effective tax rate in 1996 was 37.6%, down from 39.4% experienced in 1995. The lower effective income tax rate in 1996 is the result of tax benefits generated from the utilization of a Foreign Sales Corporation and Canadian income on which no net tax expense was recognized for financial reporting purposes.

Net income was $16.5 million in 1996, compared to $16.0 million in 1995 and primary earnings per share rose to $1.40 per share, up from $1.38 in 1995.

Overall, increased net sales, lower net interest costs and a lower effective tax rate led to higher net earnings for 1996.


RESULTS OF OPERATIONS 1995 COMPARED WITH 1994

1995 net sales were $181.1 million, an increase of $30.1 million, or 20%, over 1994. Sales increased across all divisions and geographical areas. Domestic sales grew 20% to $144.5 million in 1995, fueled by internal growth of 15% and 5% from the acquisition of the Antique Street Lamps' business in the fourth quarter of 1994. Canadian sales were up 32% in local currency compared to previous year, a result of the restructuring of operations during 1995 and increased activity in highway infrastructure projects. European sales revenues were up 11% in local currency, reflecting significant volume growth in continental Europe. 1995 operating results reflect competitive pricing conditions in all of the company's lighting markets.

Gross margin increased $12.1 million or 20.7%, to $70.5 million in 1995. The increase is primarily the result of higher sales volume. Gross margin as a percent of sales increased slightly in 1995 to 38.9% compared to 38.7% in 1994.

Aggregate selling and administrative expenses were $35.7 million, or 19.7% of sales, compared to $30.6 million or 20.3% of sales in 1994. Research and development expenses were 3.1% of sales in 1995 and increased approximately 11.6% over 1994.

Although our debt was lower, interest expense of $2.8 million increased $0.1 million in 1995 compared to 1994. This increase was the result of higher interest rates. Interest income also increased $0.1 million in 1995 due to higher average interest rates.

The tax rate in 1995 was 39.4%, down from the 41.9% rate experienced in 1994. The higher effective 1994 income tax rate was due to the Canadian restructuring charge in 1994 on which no tax benefit was realizable for financial reporting purposes.

Net income was $16.0 million in 1995 and primary earnings per share rose from $0.82 to $1.38 per share. Pro forma earnings per share were $1.06 in 1994, adjusted for the Canadian restructuring charge.

Overall, increased net sales and improved gross margin led to higher net earnings from continuing operations for 1995.

CAPITAL RESOURCES AND LIQUIDITY

The company's principal sources of liquidity have been cash generated from operating activities and amounts available under the company's bank agreements. During the three year period ended December 31, 1996, the company generated approximately $57.3 million of cash from operating activities and an additional $1.6 million from the sale of assets. The company has significantly reduced working capital requirements through programs that emphasize accounts receivable, inventory and accounts payable management. As of December 31, 1996, the company had approximately $8.1 million in cash.

At December 31, 1996, outstanding long-term indebtedness amounted to $25.3 million (including the current portion of $6.4 million). This represents a net decrease of $6.2 million from December 31, 1995.

The company's Credit Agreement provides for a reducing term loan and a revolving credit facility of up to $15 million, through September 30, 2000. At December 31, 1996 there was $15 million available for borrowing under the Credit Agreement. The Agreement contains provisions that limit, among other things, the amount that can be expended for annual cash dividends and purchase of the company's stock to 50% of consolidated net income for the previous year.

The company's primary liquidity requirements are the funding of capital expenditures, scheduled principal and interest payments on indebtedness and working capital needs. Capital expenditures in 1996 totaled $5.0 million, as compared to $9.7 million in 1995 and $3.8 million in 1994. Cash on hand, funds generated from operations and amounts available under the Credit Agreement are expected to adequately fulfill the company's anticipated requirements in 1997 and in the foreseeable future.


IMPACT OF INFLATION

The company is subject to the effects of inflation. While the company attempts to pass along inflationary increases in its costs by increasing the selling prices of its products, it has not always been successful in passing along the entire amount of such increases due to the level of competition in its markets. The operating efficiencies and reduced unit cost of production which have been achieved through the company's capital expenditure programs and other process improvements have mitigated the impact of inflation on the company's cost structure.


SAFE HARBOR STATEMENT

Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the company's operations, markets, services and related products, prices and other factors discussed in the company's prior filings with the Securities and Exchange Commission.


STOCK MARKET PRICES AND DIVIDENDS

Since November 3, 1993, the company's common stock has been listed on the Nasdaq National Market under the symbol "HLPH." As of March 14, 1997, there were approximately 2,300 record holders of the company's common stock. See Quarterly Results of Operations on page 8 for market prices on common stock during 1996 and 1995. No dividends on the common stock were paid in 1996 or 1995.


================================================================================
                             U.K. -- GRAPHIC OMITTED
================================================================================


                                FINANCIAL HISTORY

Holophane Corporation and Subsidiaries
(in thousands except % and per share data)                                                 Year Ended December 31,
                                                                   1996             1995           1994            1993
_________________________________________________________________________________________________________________________
Summary of Operations
_________________________________________________________________________________________________________________________
Net sales                                                        $190,939        $181,069       $150,997        $138,818
Gross margin                                                       73,655          70,478         58,407          53,594
Nonrecurring items                                                      0               0          3,875           3,424
Operating income                                                   28,017          28,722         18,580          13,880
Interest expense, net                                               1,612           2,245          2,255           6,230
Income (loss) before income taxes, cumulative effect
  of accounting change and extraordinary item                      26,405          26,477         16,325           7,650
Provision for income taxes                                          9,937          10,435          6,837           3,075
Income (loss) before cumulative effect of
  accounting change and extraordinary item                         16,468          16,042          9,488           4,575
Cumulative effect of accounting change (a)                              0               0              0           3,693
Extraordinary items, net of tax (b)                                     0               0              0          (4,098)
Net income (loss)                                                  16,468          16,042          9,488           4,170
Preferred stock dividends                                               0               0              0           2,137
Net income (loss) available to common shareholders                $16,468         $16,042         $9,488          $2,033

_________________________________________________________________________________________________________________________

Balance Sheet Data

_________________________________________________________________________________________________________________________
Working capital:
     Cash                                                          $8,072         $13,356        $11,473         $11,788
     Other                                                         19,117          12,688          8,437           5,550
Total assets                                                      123,967         110,779         99,352          95,915
Long term debt, including current maturities                       25,256          31,410         37,722          45,671
Redeemable,  preferred stock                                            0               0              0               0
Stockholders' equity (deficit)                                    $67,144         $50,389        $34,722         $27,201

_________________________________________________________________________________________________________________________

Per Common Share Data             (c)

_________________________________________________________________________________________________________________________
Primary net earnings (loss) before cumulative effect of
   accounting change and extraordinary items                        $1.40           $1.38          $0.82           $0.29
Primary net earnings (loss)                                         $1.40           $1.38          $0.82           $0.24
Fully diluted net earnings (loss)                                   $1.40           $1.35          $0.82           $0.24
Book value                                                          $5.88           $4.39          $3.03           $2.33

_________________________________________________________________________________________________________________________

Other Data

_________________________________________________________________________________________________________________________
Gross margin as a % of net sales                                    38.6%           38.9%          38.7%           38.6%
Operating income as a % of net sales                                14.7%           15.9%          12.3%           10.0%
Weighted average number of primary common shares                   11,770          11,667         11,580           8,414
Weighted average number of fully diluted common shares             11,770          11,863         11,580           8,414

_________________________________________________________________________________________________________________________



*** ABOVE TABLE SPLIT AT RIGHT MARGIN -- CONTINUED BELOW***



_________________________________________________________________________________________________
Summary of Operations                                     1992            1991           1990
_________________________________________________________________________________________________
Net sales                                               $129,863        $118,166       $115,650
Gross margin                                              47,074          42,029         39,261
Nonrecurring items                                             0               0              0
Operating income                                          12,035           7,773          9,468
Interest expense, net                                      8,220           9,887         10,848
Income (loss) before income taxes, cumulative effect
  of accounting change and extraordinary item              3,815          (2,114)        (1,380)
Provision for income taxes                                   661              64            227
Income (loss) before cumulative effect of
  accounting change and extraordinary item                 3,154          (2,178)        (1,607)
Cumulative effect of accounting change (a)                     0               0              0
Extraordinary items, net of tax (b)                            0               0         (5,464)
Net income (loss)                                          3,154          (2,178)        (7,071)
Preferred stock dividends                                  2,260           1,958          1,845
Net income (loss) available to common shareholders          $894         ($4,136)       ($8,916)

_________________________________________________________________________________________________

Balance Sheet Data

_________________________________________________________________________________________________
Working capital:
     Cash                                                 $3,013          $1,145         $2,156
     Other                                                 5,498          16,121         16,647
Total assets                                              88,014          99,745        111,494
Long term debt, including current maturities              63,777          76,677         82,550
Redeemable,  preferred stock                              16,905          14,645         12,687
Stockholders' equity (deficit)                          ($10,608)        ($7,546)       ($2,858)

_________________________________________________________________________________________________

Per Common Share Data             (c)

_________________________________________________________________________________________________
Primary net earnings (loss) before cumulative effect of
   accounting change and extraordinary items               $0.11          ($0.53)        ($0.45)
Primary net earnings (loss)                                $0.11          ($0.53)        ($1.16)
Fully diluted net earnings (loss)                          $0.11          ($0.53)        ($1.16)
Book value                                                     ---            ---             ---

_________________________________________________________________________________________________

Other Data

_________________________________________________________________________________________________
Gross margin as a % of net sales                           36.2%           35.6%          33.9%
Operating income as a % of net sales                        9.2%            6.6%           8.2%
Weighted average number of primary common shares           7,775           7,765          7,665
Weighted average number of fully diluted common shares     7,775           7,765          7,665

_________________________________________________________________________________________________


(a)    Represents the effect of adopting SFAS No. 109 "Accounting for Income Taxes."
(b)    Relates to early retirement of debt.
(c)    Adjusted to reflect stock splits.
