Form 10-K405, Exhibit 13
period 1997-12-31
HOLOPHANE CORP
filed 1998-03-30
CIK 911565

                                                                      Exhibit 13



                        CONSOLIDATED STATEMENTS OF INCOME


Holophane Corporation and Subsidiaries
(in thousands except per share data)                                                Year Ended December 31,
                                                                               1997         1996            1995

Net Sales                                                                   $205,327      $190,939        $181,069
Cost of goods sold                                                           125,133       117,284         110,591
---------------------------------------------------------------------------------------------------------------------------
Gross Margin                                                                  80,194        73,655          70,478
Selling and administrative                                                    42,704        39,405          35,743
Research and development                                                       6,037         5,533           5,559
Other expense                                                                    466           700             454
---------------------------------------------------------------------------------------------------------------------------
Operating Income                                                              30,987        28,017          28,722
Interest expense                                                               1,719         2,139           2,826
Interest income                                                                 (414)         (527)           (581)
---------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                                    29,682        26,405          26,477
Provision for income taxes                                                    11,059         9,937          10,435
---------------------------------------------------------------------------------------------------------------------------
Net Income                                                                   $18,623       $16,468         $16,042
===========================================================================================================================
Basic Earnings Per Share                                                       $1.65         $1.44           $1.40
===========================================================================================================================
Diluted Earnings Per Share                                                     $1.60         $1.40           $1.37
===========================================================================================================================
Weighted Average Number of Shares Outstanding:
     Basic                                                                    11,283        11,473          11,468
     Diluted                                                                  11,663        11,779          11,723

The accompanying notes are an integral part of these consolidated financial statements.


                         QUARTERLY RESULTS OF OPERATIONS
                                   (UNAUDITED)

(in thousands except per share and market data)            1ST               2ND              3RD              4TH
---------------------------------------------------------------------------------------------------------------------------
1997
Net sales                                              $46,408           $48,607          $56,437           $53,875
Gross margin                                            17,882            18,754           22,313            21,245
Operating income                                         5,376             6,502           10,112             8,997
Net income                                               3,110             3,918            6,161             5,434
Basic earnings per share                                 $0.27             $0.35            $0.55             $0.49
Diluted earnings per share                               $0.26             $0.34            $0.53             $0.47
Market Prices: High                                     $22.00            $23.25           $24.25            $26.00
               Low                                      $18.75            $19.25           $18.38            $21.25
---------------------------------------------------------------------------------------------------------------------------
1996
Net sales                                              $38,056           $44,605          $51,288           $56,990
Gross margin                                            13,912            17,184           20,369            22,190
Operating income                                         3,577             6,336            9,393             8,711
Net income                                               1,953             3,640            5,642             5,233
Basic earnings per share                                 $0.17             $0.32            $0.49             $0.46
Diluted earnings per share                               $0.17             $0.31            $0.48             $0.44
Market Prices: High                                     $22.50            $18.25           $20.00            $20.00
               Low                                      $16.00            $13.75           $15.25            $16.50
---------------------------------------------------------------------------------------------------------------------------

                           CONSOLIDATED BALANCE SHEETS



Holophane Corporation and Subsidiaries
($ in thousands except per share data)                                                             December 31,
                                                                                                 1997          1996
---------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
   Cash and equivalents                                                                      $11,709          $8,072
   Accounts receivable (less allowance of $1,087 and $1,016, respectively)                    29,903          33,104
   Inventories                                                                                12,651          13,302
   Prepaid and other assets                                                                    3,988           3,848
---------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                          58,251          58,326
---------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment, net                                                            42,102          39,413
Goodwill (net of accumulated amortization of $3,124 and $2,507, respectively)                 21,285          21,276
Other Assets                                                                                   5,158           4,952
---------------------------------------------------------------------------------------------------------------------------
Total                                                                                       $126,796        $123,967
---------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities:
Current maturities of long term debt                                                          $6,610          $6,390
   Trade payables                                                                             10,366          10,537
Compensation and employee benefits                                                             8,881           8,383
   Income taxes payable                                                                        1,987           1,238
   Other accrued liabilities                                                                   3,678           4,589
---------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                     31,522          31,137
---------------------------------------------------------------------------------------------------------------------------
Long Term Debt (less current maturities)                                                      12,964          18,866
Long Term Compensation                                                                         3,522           2,458
Other Long Term Liabilities                                                                    3,685           4,362
Stockholders' Equity:
   Preferred stock (par value $.01 per share:  1,000,000 shares authorized;
     none issued)
   Common stock (par value $.01 per share: 20,000,000 shares authorized;
     11,895,861 shares issued)                                                                   119            119
   Additional paid-in capital                                                                 43,143          43,801
   Retained earnings                                                                          49,150          30,527
   Common shares in treasury, at cost (1997: 880,014 shares; 1996: 473,369 shares)           (15,882)         (6,534)
   Cumulative translation adjustments                                                         (1,427)           (769)
---------------------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                                                    75,103         67,144
---------------------------------------------------------------------------------------------------------------------------
Total                                                                                       $126,796        $123,967
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Holophane Corporation and Subsidiaries
(in thousands)                                                                             Year Ended December 31,
                                                                                        1997         1996         1995
---------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net Income                                                                           $18,623     $16,468       $16,042
   Adjustments to reconcile net income to net cash
     provided by operating activities:
   Depreciation and amortization                                                       6,905       6,487         6,107
   Loss on disposal of property, plant and equipment                                      28         232           106
   Provision for deferred income taxes                                                   866         253           521
Change in assets and liabilities net of effects from acquisitions:
   Accounts receivable                                                                 2,966      (4,053)       (4,607)
   Inventories                                                                           580       1,568          (138)
   Prepaid and other current assets                                                     (356)       (281)       (1,296)
   Trade payables                                                                       (536)     (1,171)        1,275
   Compensation and employee benefits                                                    536        (732)        1,150
   Income taxes payable                                                                  812        (780)         (904)
   Other, net                                                                             77         955           471
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                             30,501      18,946        18,727
---------------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
---------------------------------------------------------------------------------------------------------------------------
Purchase of investment securities                                                     (1,906)     (1,551)         (907)
Sale of investment securities                                                            842       1,005             0
Capital expenditures                                                                  (8,007)     (4,956)       (9,741)
Proceeds from the sale of assets                                                         102          42            48
Acquisitions, net of cash acquired                                                         0      (6,100)            0
---------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                 (8,969)    (11,560)      (10,600)
---------------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
---------------------------------------------------------------------------------------------------------------------------
Principal payments on long term debt                                                  (6,381)     (9,359)       (6,312)
Purchase of treasury shares                                                          (11,645)     (3,769)            0
Proceeds from the sale of treasury shares                                                214         385            41
---------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                                (17,812)    (12,743)       (6,271)
---------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                  (83)         73            27
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents                                        3,637      (5,284)        1,883
Cash and equivalents at beginning of year                                              8,072      13,356        11,473
---------------------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                                  $11,709      $8,072       $13,356
===========================================================================================================================

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
   Interest                                                                           $1,712      $2,160        $2,897
   Income taxes                                                                        9,066      10,472        11,611
Non-cash investing and financing activity:
   Treasury shares used for acquisitions                                               1,380       2,145            --
   Additional goodwill relating to contingent purchase price                             704       1,381           964
   Trade payables for property, plant and equipment                                      687         252            --
   Capital leases for property, plant and equipment                                      699          --            --
   Shares exchanged to exercise stock options                                            488          --            --
===========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Holophane Corporation and Subsidiaries
($ in thousands)

                                                                   Retained
                                 Common Stock       Additional     Earnings       Treasury Stock      Cumulative
                                 ---------------      Paid-in    (Accumulated     ----------------    Translation   Stockholders'
                                 Shares    Amount     Capital      Deficit)       Shares    Amount    Adjustments     Equity

--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994    11,895,861    $119    $42,974      ($1,983)       428,823   ($4,575)   ($1,813)     $34,722
Net income for the year                                             16,042                                           16,042
Stock options exercised                                    (5)                     (3,675)       46                      41
Translation adjustments                                                                                   (416)        (416)
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995    11,895,861     119     42,969       14,059        425,148    (4,529)    (2,229)      50,389
Net income for the year                                             16,468                                           16,468
Shares used for acquisitions                              780                    (121,629)    1,365                   2,145
Purchase of treasury shares                                                       206,000    (3,769)                 (3,769)
Stock options exercised, including
     related tax benefits                                  52                     (36,150)      399                     451
Translation adjustments                                                                                  1,460        1,460
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996    11,895,861     119     43,801       30,527        473,369    (6,534)      (769)      67,144
Net income for the year                                             18,623                                           18,623
Shares used for acquisitions                               13                     (71,725)    1,367                   1,380
Purchase of treasury shares                                                       544,408   (12,133)                (12,133)
Stock options exercised, including
     related tax benefits                                (671)                    (66,038)    1,418                     747
Translation adjustments                                                                                   (658)        (658)
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997    11,895,861    $119    $43,143      $49,150        880,014  ($15,882)   ($1,427)     $75,103
================================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.


INDEPENDENT AUDITORS' REPORT
TO THE STOCKHOLDERS AND DIRECTORS OF HOLOPHANE CORPORATION
--------------------------------------------------------------------------------

     We have audited the accompanying consolidated balance sheets of Holophane Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Holophane Corporation and subsidiaries at December 31, 1997 and 1996, and results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Columbus, Ohio
February 19, 1998

1. SUMMARY OF ACCOUNTING POLICIES

The company is engaged in the manufacture and sale of lighting fixtures and systems primarily for industrial, commercial and outdoor applications. The company has operations in the United States, Canada, Mexico, United Kingdom, Germany and Australia.

CONSOLIDATION

The consolidated financial statements include the accounts of Holophane Corporation and all of its majority-owned subsidiaries. All significant intercompany transactions have been eliminated.

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

DISCLOSURES REGARDING FINANCIAL
INSTRUMENTS

The carrying value of cash and equivalents, receivables, accrued liabilities and accounts payable are considered to approximate fair value due to the relatively short maturity of the respective instruments. For long-term debt, the interest rates fluctuate with LIBOR or prime rate and thus their carrying value is a reasonable estimate of fair value.

CASH AND EQUIVALENTS

The company considers money market funds and all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents. At December 31, 1997 and 1996, the company had approximately $6,590,000 and $5,238,000, respectively, invested in bank commercial paper and U.S. treasury related investments at two independent trust companies.

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

ASSET IMPAIRMENTS

Annually, or more frequently if events or circumstances change, a determination is made by management, in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, to ascertain whether property, plant and equipment, goodwill and other intangible assets have been impaired based on the sum of expected future undiscounted cash flows from operating activities. Based upon its most recent analysis, the company believes that property, goodwill and other intangibles at December 31, 1997 and 1996 are realizable and the depreciation and amortization periods are appropriate.

SELF INSURANCE

The company is self-insured for certain health and workers' compensation programs in the United States. The company purchases insurance to limit exposure under these programs. Insurance for the health plan provides a stop-loss ceiling of $100,000 per individual per year and an aggregate annual stop-loss ceiling (based on enrollment) of $1,709,000, $1,585,000 and $1,759,000 for 1997, 1996
and 1995, respectively. Insurance for the workers' compensation plan contains a stop-loss ceiling of $300,000 per event. The company accrues for both claims reported but not yet paid and claims incurred but not yet reported.

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

ADVERTISING

Advertising costs are expensed as incurred.

2. ACQUISITIONS

MetalOptics, Inc. - On September 1, 1996, the company acquired the stock of MetalOptics, Inc. for $6,100,000 of cash and $1,181,000 (77,296 shares) of common stock. Under the terms of the purchase agreement, the company will make additional payments of up to $500,000 and 154,589 additional shares of common stock, contingent upon MetalOptics, Inc. achieving certain operating results during the five-year period ending December 31, 2000. At the date of acquisition, the market value of assets acquired was $13,509,000 and liabilities assumed were $6,228,000. Any future amounts earned under this agreement will be recorded as additional goodwill and amortized over the remaining life of the goodwill recognized at the time of acquisition.

Results of operations after the acquisition date are included in the 1997 and 1996 Consolidated Statements of Income. The following pro forma information has been prepared assuming the acquisition had taken place at the beginning of the respective periods. The pro forma information includes adjustments for interest expense that would have been incurred to finance the purchase, additional depreciation based on the fair market value of the property, plant and equipment acquired and the amortization of goodwill arising from the transaction, net of tax. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed dates.

--------------------------------------------------------------------------------
                                                            December 31,
                                                         1996           1995
--------------------------------------------------------------------------------
(In thousands, except per share amounts)
Net Sales                                              $204,545      $202,912
================================================================================
Net Income                                              $17,088       $16,709
--------------------------------------------------------------------------------
Basic Earnings per Share                                  $1.48         $1.45
Diluted Earnings per Share                                $1.44         $1.42
--------------------------------------------------------------------------------



Antique Street Lamps, Inc. - On October 1, 1994, the company acquired Antique Street Lamps, Inc. Under the terms of the purchase agreement, the company will make additional payments of up to 161,000 additional shares of common stock, contingent upon Antique Street Lamps, Inc. achieving certain profit levels during the four-year period ending December 31, 1998. Any future amounts earned under this agreement will be recorded as additional goodwill and amortized over the remaining life of the goodwill recognized at the time of acquisition.

3.  INVENTORIES

Inventories consist of the following (in thousands):

--------------------------------------------------------------------------------
                                          December 31,
                                        1997          1996
--------------------------------------------------------------------------------
Raw materials                         $7,610         $7,997
Work in process                        3,850          3,620
Finished goods                         1,838          2,374
--------------------------------------------------------------------------------
Total                                 13,298         13,991
Less valuation allowance                (647)         (689)
--------------------------------------------------------------------------------
Total                                $12,651        $13,302
================================================================================


4. PROPERTY, PLANT AND EQUIPMENT

The major classes of property, plant and equipment are summarized as follows (in thousands):

--------------------------------------------------------------------------------
                                           December 31,
                                        1997           1996
--------------------------------------------------------------------------------
Land                                  $2,322        $2,112
Buildings and improvements            23,687        23,240
Machinery and equipment               51,016        46,897
Office and computer equipment         12,464         9,863
Construction in progress               1,670           731
--------------------------------------------------------------------------------
Total                                 91,159        82,843
Less accumulated depreciation        (49,057)      (43,430)
--------------------------------------------------------------------------------
Total                                $42,102       $39,413
================================================================================



  5.  LONG TERM DEBT AND CREDIT FACILITIES

Long term debt consists of the following (in thousands):

--------------------------------------------------------------------------------
                                           December 31,
                                        1997           1996
--------------------------------------------------------------------------------
Term loan                             $18,660       $24,880
Capital lease obligations (Note 6)        883           330
Other borrowings                           31            46
--------------------------------------------------------------------------------
Total                                  19,574        25,256
Less current maturities                (6,610)       (6,390)
--------------------------------------------------------------------------------
Total                                 $12,964       $18,866
================================================================================

The company has a bank credit agreement consisting of a term loan that reduces semi-annually until scheduled maturity on September 30, 2000 and a revolving commitment of up to $15,000,000 through the scheduled maturity date. No amounts were borrowed under the revolving commitment at December 31, 1997 and 1996.

Under the agreement, the company can elect to borrow Eurodollars at .75% to 2.125% ("Eurodollar Margin") in excess of the London Interbank Offered Rate ("LIBOR") or domestic funds at 0% to .375% ("Base Rate Margin") in excess of the base rate ("Prime"). Eurodollar or Base Rate Margins are determined by the debt service coverage ratio, as defined, for any four fiscal quarter period. Interest rates as of December 31, 1997 and 1996 were 6.8% and 6.6%, respectively. A commitment fee of .25% to .375% is charged on the average daily unused portion of the available commitment. Loans under the agreement are collateralized by substantially all of the company's assets. The agreement contains certain financial and operating covenants and also contains provisions that limit, among other things, the amount that could have been expended for annual cash dividends and purchase of the company's stock to $14,235,000 and $12,521,000 for 1997 and 1996, respectively.

Long term debt, excluding capital lease obligations and other borrowings, matures as follows (in thousands):

--------------------------------------------------------------------------------
1998                                      $6,220
1999                                       6,220
2000                                       6,220
--------------------------------------------------------------------------------
Total                                    $18,660


6. LEASES

The company leases certain computer and plant equipment under capital leases. The cost of these assets leased under capital leases is approximately $1,326,000 and $627,000 at December 31, 1997 and 1996, respectively. In addition, the company leases certain equipment and office space under non-cancelable operating leases.

Future minimum lease payments are as follows (in thousands):

--------------------------------------------------------------------------------
                                 Capital           Operating
                                  Leases              Leases
--------------------------------------------------------------------------------
1998                                $411             $1,018
1999                                 294                690
2000                                 256                359
2001                                   0                156
2002                                   0                138
Thereafter                             0                267
--------------------------------------------------------------------------------
Total minimum lease
   payments                          961             $2,628
Less amount representing
   interest                          (78)
--------------------------------------------------------------------------------
Present value of net minimum
   lease payments (Note 5)          $883
================================================================================

Total rent expense under operating leases for 1997, 1996 and 1995 was approximately $1,693,000, $1,381,000 and $1,032,000, respectively.


7. INCOME TAXES

The company follows the provisions of SFAS No. 109. The components of income before income taxes are as follows (in thousands):

--------------------------------------------------------------------------------
                          1997          1996           1995
Domestic               $27,068       $24,781        $24,134
Foreign                  2,614         1,624          2,343
--------------------------------------------------------------------------------
Total                  $29,682       $26,405        $26,477

The components of the provision (credit) for income taxes are as follows (in thousands):

--------------------------------------------------------------------------------
                          1997          1996           1995
Current:
Federal                 $8,366        $7,918         $7,691
State and local          1,196         1,279          1,384
Foreign                    631           487            839
--------------------------------------------------------------------------------
Total                   10,193         9,684          9,914
--------------------------------------------------------------------------------
Deferred:
Federal                    550           171            538
State and local            373            37            (17)
Foreign                    (57)           45              0
--------------------------------------------------------------------------------
Total                      866           253            521
--------------------------------------------------------------------------------
Total                  $11,059        $9,937        $10,435

The principal items accounting for the difference in the expected tax expense on income before income taxes computed at the United States statutory rate are as follows (in thousands):

--------------------------------------------------------------------------------
                                     1997          1996           1995
Computed expense
  at 35% of pre-tax income         $10,389        $9,242         $9,267
State and local taxes
  (net of federal
  tax benefit)                       1,127           905            963
Change in valuation
   allowance                          (712)            0              0
Other                                  255          (210)           205
--------------------------------------------------------------------------------
Total                              $11,059        $9,937        $10,435
================================================================================

The tax effect of the items comprising the company's net deferred tax asset are as follows (in thousands):

--------------------------------------------------------------------------------
                                            December 31,
                                        1997           1996
--------------------------------------------------------------------------------
Deferred tax assets:
Intangibles                             $365           $710
Reserves                               1,004          2,104
Compensation and employee
   benefits                            2,128          1,250
Other                                  1,184          1,264
--------------------------------------------------------------------------------
Total                                  4,681          5,328
Deferred tax liabilities:
Property, plant and equipment          2,260          2,049
--------------------------------------------------------------------------------
Net deferred tax asset                $2,421         $3,279
================================================================================



At December 31, 1997 the company had foreign net operating loss carryforwards
(NOLs) totaling $309,000 which expire in 2001. For financial reporting purposes, the company provided a full valuation allowance for the foreign NOLs at December 31, 1996 for $712,000.

At December 31, 1997 unremitted earnings of subsidiaries outside the United States were approximately $7,000,000. The company intends to indefinitely reinvest the undistributed earnings of its foreign subsidiaries or to repatriate them only when it is tax effective to do so. Accordingly, no deferred income taxes for additional United States federal income taxes from distribution of foreign earnings have been recorded.

8. EMPLOYEE BENEFIT PLANS

The company has five 401(k) defined contribution savings plans covering substantially all United States union and non-union employees. The plans, which provide for both optional and mandatory company contributions of up to 5%, are intended to qualify under Section 401(k) of the Internal Revenue Code. The company matches participant contributions of up to 3% of their salary. The company's Canadian subsidiary has a defined contribution savings plan covering substantially all employees. The expense charged to operations under these plans was $2,530,000, $2,133,000 and $2,357,000 for 1997, 1996 and 1995, respectively.

The company's Supplemental Executive Retirement Plan (SERP) allows participants to defer up to 50% of their annual bonus. Long term compensation under the SERP is used to fund a Rabbi Trust. Gains and losses on participant's accounts directly offset the SERP liability for each participant. The fair value of the investment included in other assets and offsetting liability was $3,522,000 and $2,458,000 at December 31, 1997 and 1996, respectively.

Holophane Europe has a defined benefit plan, covering substantially all of its employees, in which benefits are based primarily on years of service and employee compensation near retirement. The company's funding policy is in accordance with local laws and income tax regulations. Fund assets consist primarily of common stocks, common trust funds and government securities. Pension expense for Holophane Europe's pension plan included in the company's Consolidated Statements of Income for 1997, 1996 and 1995 was $496,000, $258,000 and $294,000, respectively.

The following table sets forth the funding status of Holophane Europe's plan and amounts recognized in the company's balance sheets (in thousands):

--------------------------------------------------------------------------------
                                           December 31,
                                        1997          1996
--------------------------------------------------------------------------------
Accumulated benefit
   obligation, all vested             $9,689        $7,427
================================================================================
Plan assets at fair value            $11,417        $9,914
Projected benefit obligation         (10,552)       (8,750)
--------------------------------------------------------------------------------
Overfunded projected benefit
   obligation                            865         1,164
Unrecognized net gain                   (482)         (767)
--------------------------------------------------------------------------------
Pension asset, net of
   cumulative translation
   adjustment                           $383          $397
================================================================================

Net periodic pension cost included the following components (in thousands):

--------------------------------------------------------------------------------
                              1997        1996        1995
Service cost                  $542        $460        $468
Interest cost                  709         545         528
Actual return on
   plan assets              (1,210)       (569)     (1,284)
Net amortization and
   deferral                    455        (178)        582
--------------------------------------------------------------------------------
Net periodic pension
   cost                       $496        $258        $294
================================================================================


Actuarial assumptions used in the accounting for the plan were as follows:

--------------------------------------------------------------------------------
                                1997       1996        1995
Discount rate                   7.5%       8.5%        8.5%
Expected long term rate
   of return on plan assets     8.5%       8.5%        9.0%
Average rate of increase in
   compensation levels         5.25%      6.25%        6.5%
================================================================================

9. STOCK OPTIONS

The 1996 and 1993 Holophane Corporation Incentive Stock Plans authorize the grant of options, restricted stock and awards of performance shares of common stock to officers, key employees and directors. Options are to be granted at exercise prices equal to the fair market value of such stock as of the date of grant. The number of authorized options to be granted under these plans are 800,000 and 1,182,000, respectively. Stock option activity is summarized as follows:

--------------------------------------------------------------------------------
                                              1997           1996          1995
Outstanding at
   beginning of year                         972,825       802,425       537,000
Weighted average exercise price               $13.14        $11.27        $11.03
Granted                                      234,100       209,600       271,500
Weighted average exercise price               $20.76        $19.88        $11.73
Exercised                                    (66,038)      (36,150)       (3,675)
Weighted average exercise price               $10.64        $10.67        $10.90
Canceled                                     (43,250)       (3,050)       (2,400)
Weighted average exercise price               $16.19        $14.15        $12.33
--------------------------------------------------------------------------------
Outstanding at end of year                 1,097,637       972,825       802,425
Weighted average exercise price               $14.79        $13.14        $11.27
================================================================================
Exercisable at end of year                   566,591       385,800       225,225
================================================================================
Available for grant at end of year           801,329       963,900       373,500
================================================================================



The company applies Accounting Principles Board Opinion 25 in accounting for its fixed stock compensation plans. Accordingly, no compensation cost has been recognized for the plans in 1997, 1996 or 1995. All options granted have a maximum term of 10 years. Employee options vest ratably over four years and directors' options vest in six months. The weighted average remaining contractual life of these options is 7.3 years.

In accordance with SFAS 123, the fair value approach to valuing options used for pro forma presentation has not been applied to stock options granted prior to January 1, 1995. The compensation cost calculated under the fair value approach is recognized over the vesting period of the stock options.

The weighted average fair value of options was $7.95, $6.74 and $4.60 for 1997, 1996 and 1995, respectively. Fair value is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

--------------------------------------------------------------------------------
                              1997         1996        1995
Risk-free interest
   rate                      6.19%        5.88%       7.20%
Dividend yield                   0            0           0
Volatility factor             .254         .230        .230
Weighted average
   expected life         5.8 years    5.5 years   5.9 years
--------------------------------------------------------------------------------

Had compensation costs for stock options been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS 123, the company's net earnings and net earnings per share (EPS) would have been reduced to the pro forma amounts indicated as follows:



                         1997          1996         1995
Net Income:
   As reported        $18,623       $16,468      $16,042
   Pro forma          $17,832       $15,919      $15,811
Basic EPS:
   As reported          $1.65         $1.44        $1.40
   Pro forma            $1.58         $1.39        $1.38
Diluted EPS:
   As reported          $1.60         $1.40        $1.37
   Pro forma            $1.53         $1.35        $1.35


10. EARNINGS PER SHARE

All share data is presented in accordance with SFAS 128. Basic shares outstanding is computed on the weighted average number of shares of common stock outstanding and earned contingent shares issuable during each period, as adjusted for the 3 for 2 split in December 1995. The reconciliation of basic and diluted EPS and shares outstanding are as follows (in thousands except per share data):

--------------------------------------------------------------------------------
                         1997          1996         1995

Income available to
   common
   stockholders       $18,623       $16,468      $16,042
Basic EPS               $1.65         $1.44        $1.40
Diluted EPS             $1.60         $1.40        $1.37
--------------------------------------------------------------------------------
Basic shares
   outstanding         11,283        11,473       11,468
Dilutive securities:
   Stock options          373           281          244
   Contingent shares        7            25           11
--------------------------------------------------------------------------------
Dilutive shares
   outstanding         11,663        11,779       11,723
================================================================================

Options to purchase 174,000 shares of common stock at $20.38 per share were granted in the first quarter of 1996 and not included in 1996 diluted EPS due to their anti-dilutive affect on EPS.

10. GEOGRAPHICAL AREA INFORMATION

(in thousands)
--------------------------------------------------------------------------------
                         1997          1996         1995

Net Sales to Customers
United States        $171,749      $157,981     $144,548
Europe                 23,908        23,376       23,137
Other                   9,670         9,582       13,384
--------------------------------------------------------------------------------
Total                $205,327      $190,939     $181,069
================================================================================
Transfers Between
Geographic Areas
(eliminated in
consolidation)
United States          $7,268        $7,694      $11,781
Other                     271             0            0
--------------------------------------------------------------------------------
Total                  $7,539        $7,694      $11,781
================================================================================
Operating Income
United States         $27,688       $25,882      $25,825
Europe                  1,945         1,791        2,743
Other                   1,354           344          154
--------------------------------------------------------------------------------
Total                 $30,987       $28,017      $28,722
--------------------------------------------------------------------------------
Identifiable Assets
--------------------------------------------------------------------------------
United States        $102,934      $101,361      $89,771
Europe                 20,268        20,166       18,356
Other                   3,594         2,440        2,652
--------------------------------------------------------------------------------
Total                $126,796      $123,967     $110,779

RESULTS OF OPERATIONS 1997 COMPARED WITH 1996

Net sales for the year were at a record level of $205.3 million, an increase of $14.4 million, or 7.5% over 1996. Domestic sales of $171.7 million grew 8.7% in 1997, up 1.7% due to internal growth and 7.0% from the 1996 acquisition of MetalOptics. Canadian sales were down approximately 1% in local currency compared to previous year, a result of continued weak economic activity. Holophane Europe sales were down 2.1% in local currency, reflecting a recovering business climate in the United Kingdom, offset by a softened Deutschemark and a decline in sales volume in continental Europe.

Gross margin increased $6.5 million or 8.8% to $80.2 million in 1997. Gross margin as a percent of sales increased in 1997 to 39.1% compared to 38.6% in 1996. The increase is the result of higher sales volume, favorable price/mix and lower purchased material costs.

Selling and administrative expenses were $42.7 million, or 20.8% of sales, compared to $39.4 million or 20.6% of sales in 1996. Additional staffing and other general spending contributed to increased expense in 1997. Adjusting for the MetalOptics acquisition, research and development spending was 3.2% in 1997, compared to 3.0% in 1996.

Interest expense of $1.7 million decreased $0.4 million in 1997 compared to 1996 due to lower outstanding balances and lower average interest rates. Interest income also decreased $0.1 million in 1997 due to lower average interest rates.

The tax rate in 1997 was 37.3%, down from 37.6% experienced in 1996. The lower effective income tax rate in 1997 is primarily due to benefits generated by the Foreign Sales Corporation and elimination of the valuation allowance for foreign NOL's resulting in no tax expense on Canadian income.

Net income was $18.6 million in 1997, compared to $16.5 million in 1996. Basic and diluted earnings per share rose to $1.65 and $1.60 per share, respectively, up from $1.44 and $1.40 per share, respectively in 1996.

Overall, increased net sales, lower net interest costs and lower income taxes led to higher net earnings for 1997.

RESULTS OF OPERATIONS 1996 COMPARED  WITH 1995

Net sales for the year were at a record level of $190.9 million, an increase of $9.8 million, or 5.4% over 1995. Domestic sales of $158.0 million grew a total of 9.3% in 1996, up 4.6% due to internal growth and 4.7% from the MetalOptics acquisition completed in September. In 1996, results were negatively impacted by softness in new retail store construction and severe winter weather conditions in North America that delayed construction projects. Canadian sales were down 33.5% in local currency compared to previous year, a result of poor winter weather in the first quarter of the year and decreased activity in highway infrastructure projects. Holophane Europe sales were up 1.6% in local currency, reflecting a soft business climate in the United Kingdom, offset by continued volume growth in continental Europe. 1996 operating results reflect competitive pricing conditions in all of the company's lighting markets.

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

The effective tax rate in 1996 was 37.6%, down from 39.4% experienced in 1995. The lower effective income tax rate in 1996 is the result of tax benefits generated by the Foreign Sales Corporation and Canadian income on which no tax expense was realized for financial reporting purposes.

Net income was $16.5 million in 1996, compared to $16.0 million in 1995. Basic and diluted earnings per share rose to $1.44 and $1.40 per share, respectively, up from $1.40 and $1.37, respectively in 1995.

Overall, increased net sales, lower net interest costs and a lower effective tax rate led to higher net earnings for 1996.

CAPITAL RESOURCES AND LIQUIDITY

Holophane's principal sources of liquidity have been cash generated from operating activities and amounts available under the bank agreements. During the three year period ended December 31, 1997, the company generated approximately $68.2 million of cash from operating activities. Holophane has significantly reduced working capital requirements through programs implemented in the past that emphasize accounts receivable, inventory and accounts payable management. As of December 31, 1997, the company had $11.7 million in cash and cash equivalents.

At December 31, 1997, outstanding long-term indebtedness amounted to $19.6 million (including the current portion of $6.6 million). This represents a decrease of $6.4 million from December 31, 1996 before the addition of new capital leases of $0.7 million.

The Credit Agreement provides the company with a $45 million reducing term loan and a revolving credit facility of up to $15 million, through September 30, 2000. At year-end 1997 there was $15 million available for borrowing under the Credit Agreement. The agreement contains provisions that limit, among other things, the amount that could have been expended for cash dividends and purchase of the company's stock to $14,235,000 and $12,521,000 for 1997 and 1996, respectively.

Holophane's primary liquidity requirements are the funding of capital expenditures, scheduled principal and interest payments on indebtedness and working capital needs. Capital expenditures in 1997 totaled $8.0 million, as compared to $5.0 million in 1996 and $9.7 million in 1995. The company used $11.6 million and $3.8 million to purchase shares into treasury in 1997 and 1996, respectively. Cash on hand, funds generated from operations and amounts available under the Credit Agreement are expected to adequately fulfill Holophane's anticipated requirements in 1998.

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

STOCK MARKET PRICES AND DIVIDENDS

Since November 3, 1993, the company's common stock has been listed on the NASDAQ National Market under the symbol "HLPH." As of March 10, 1998, there were approximately 2,300 record holders of the company's common stock. See Quarterly Results of Operations on page 8 for market prices on common stock during 1997 and 1996. No dividends on the common stock were paid in 1997 or 1996.

YEAR 2000

Holophane initiated the process of preparing its computer systems and applications for the Year 2000 in 1997. This process involved identifying and modifying certain in-house software developed and maintained by the company as well as communicating with external service providers to ensure that they are taking the appropriate action to remedy their Year 2000 issues. Management expects to have substantially all of the system and application changes completed by the end of 1998 and believes that its level of preparedness is appropriate.

Holophane estimates that the total cumulative cost of the project will be approximately $200,000 which includes both internal and external personnel costs related to modifying the systems. Personnel and all other costs related to the project are being expensed as incurred. The costs of the project and the expected completion dates are based on management's best estimate.

Holophane Corporation and Subsidiaries
(in thousands except per share data)

                                                                             Year Ended December 31,

                                                    1997      1996        1995      1994     1993       1992      1991       1990
----------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
 Net sales                                        $205,327  $190,939    $181,069 $150,997  $138,818   $129,863 $118,166   $115,650
Gross margin                                        80,194    73,655      70,478   58,407    53,594     47,074   42,029     39,261
Nonrecurring items                                       0         0           0    3,875     3,424          0        0          0
Operating income                                    30,987    28,017      28,722   18,580    13,880     12,035    7,773      9,468
Interest expense, net                                1,305     1,612       2,245    2,255     6,230      8,220    9,887     10,848
Income (loss) before income taxes,
    cumulative effect of accounting change
    and extraordinary item                          29,682    26,405      26,477   16,325     7,650      3,815   (2,114)   (1,380)
Provision for income taxes                          11,059     9,937      10,435    6,837     3,075        661       64        227
Income (loss) before cumulative effect
    of accounting change and extraordinary item     18,623    16,468      16,042    9,488     4,575      3,154   (2,178)   (1,607)
Cumulative effect of accounting change (a)               0         0           0        0     3,693          0        0          0
Extraordinary items, net of tax (b)                      0         0           0        0    (4,098)         0        0     (5,464)
Net income (loss)                                   18,623    16,468      16,042    9,488     4,170      3,154   (2,178)    (7,071)
Preferred stock dividends                                0         0           0        0     2,137      2,260    1,958      1,845
Net income (loss) available to common
    stockholders                                   $18,623   $16,468     $16,042   $9,488    $2,033       $894  ($4,136)   ($8,916)
----------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data
----------------------------------------------------------------------------------------------------------------------------------
Working capital:
    Cash                                           $11,709    $8,072     $13,356  $11,473   $11,788     $3,013   $1,145     $2,156
    Other                                          $15,020    19,117      12,688    8,437     5,550      5,498   16,121     16,647
Total assets                                       126,796   123,967     110,779   99,352    95,915     88,014   99,745    111,494
Debt                                                19,574    25,256      31,410   37,722    45,671     63,777   76,677     82,550
Redeemable,  preferred stock                             0         0           0        0         0     16,905   14,645     12,687
Stockholders' equity (deficit)                     $75,103   $67,144     $50,389  $34,722   $27,201   ($10,608) ($7,546)   ($2,858)
----------------------------------------------------------------------------------------------------------------------------------
Per Common Share Data  (c)
----------------------------------------------------------------------------------------------------------------------------------
Basic net earnings (loss) before cumulative
    effect of accounting change
    and extraordinary items                          $1.65     $1.44       $1.40    $0.82     $0.29      $0.11   ($0.53)    ($0.45)
Basic net earnings (loss)                            $1.65     $1.44       $1.40    $0.82     $0.24      $0.11   ($0.53)    ($1.16)
Diluted net earnings (loss)                          $1.60     $1.40       $1.37    $0.82     $0.24      $0.11   ($0.53)    ($1.16)
Book value                                           $6.82     $5.88       $4.39    $3.03     $2.33         --       --         --
----------------------------------------------------------------------------------------------------------------------------------
Other Data
----------------------------------------------------------------------------------------------------------------------------------
Gross margin as a % of net sales                      39.1%     38.6%       38.9%    38.7%     38.6%      36.2%    35.6%      33.9%
Operating income as a % of net sales                  15.1%     14.7%       15.9%    12.3%     10.0%       9.3%     6.6%       8.2%
Weighted average number of basic
    common shares (c)                               11,283    11,473      11,468   11,580     8,414      7,775    7,765      7,665
Weighted average number of diluted
    common shares (c)                               11,663    11,779      11,723   11,628     8,415      7,775    7,765      7,665
----------------------------------------------------------------------------------------------------------------------------------

(a)  Represents the effect of adopting SFAS No. 109 "Accounting for Income
     Taxes."

(b)  Relates to early retirement of debt.

(c)  Adjusted to reflect stock splits.