Form 10-K405, Exhibit 13
period 1998-12-31
HOLOPHANE CORP
filed 1999-03-29
CIK 911565


                                                                                                          Exhibit 13


                        CONSOLIDATED STATEMENTS OF INCOME

HOLOPHANE CORPORATION AND SUBSIDIARIES
(in thousands except per share data)                                                Year Ended December 31,
                                                                                1998           1997          1996
-------------------------------------------------------------------------------------------------------------------
NET SALES                                                                   $214,875       $205,327       $190,939
Cost of goods sold                                                           129,930        125,133        117,284
-------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                                                  84,945         80,194         73,655
Selling and administrative                                                    46,617         42,704         39,405
Research and development                                                       6,463          6,037          5,533
Other expense                                                                    258            466            700
OPERATING INCOME                                                              31,607         30,987         28,017
Interest expense                                                               1,537          1,719          2,139
Interest income                                                                 (404)          (414)          (527)
-------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                    30,474         29,682         26,405
Provision for income taxes                                                    11,265         11,059          9,937
-------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                   $19,209        $18,623       $ 16,468
===================================================================================================================
BASIC EARNINGS PER SHARE                                                       $1.77          $1.65       $   1.44
DILUTED EARNINGS PER SHARE                                                     $1.72          $1.60       $   1.40
Weighted Average Number of Shares Outstanding:
     Basic                                                                    10,848         11,283         11,473
     Diluted                                                                  11,190         11,663         11,779
===================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                         QUARTERLY RESULTS OF OPERATIONS
                                   (UNAUDITED)

(in thousands except per share and market data)            1ST               2ND              3RD              4TH
--------------------------------------------------------------------------------------------------------------------
1998
--------------------------------------------------------------------------------------------------------------------
Net sales                                              $47,247           $51,453          $59,730           $56,445
Gross margin                                           $18,332           $19,763          $23,729           $23,121
Operating income                                        $5,383            $6,982           $9,856            $9,386
Net income                                              $3,264            $4,175           $6,007            $5,763
Basic earnings per share                                 $0.30             $0.38            $0.56             $0.54
Diluted earnings per share                               $0.29             $0.37            $0.54             $0.53
Market Prices: High                                     $25.75            $30.00           $30.00            $26.00
               Low                                      $22.75            $21.00           $20.25            $18.00
--------------------------------------------------------------------------------------------------------------------
1997
--------------------------------------------------------------------------------------------------------------------
Net sales                                              $46,408           $48,607          $56,437           $53,875
Gross margin                                           $17,882           $18,754          $22,313           $21,245
Operating income                                        $5,376            $6,502          $10,112            $8,997
Net income                                              $3,110            $3,918           $6,161            $5,434
Basic earnings per share                                 $0.27             $0.35            $0.55             $0.49
Diluted earnings per share                               $0.26             $0.34            $0.53             $0.47
Market Prices: High                                     $22.00            $23.25           $24.25            $26.00
               Low                                      $18.75            $19.25           $18.38            $21.25
--------------------------------------------------------------------------------------------------------------------

                           CONSOLIDATED BALANCE SHEETS

HOLOPHANE CORPORATION AND SUBSIDIARIES
($ in thousands except per share data)                                                             December 31,
                                                                                                 1998           1997
---------------------------------------------------------------------------------------------------------------------
Assets
---------------------------------------------------------------------------------------------------------------------
Current Assets:
   Cash and equivalents                                                                       $5,535         $11,709
   Accounts receivable (less allowance of $1,331 and $1,087, respectively)                    32,992          29,903
   Inventories                                                                                15,705          12,651
   Prepaid and other assets                                                                    3,522           3,988
---------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                          57,754          58,251
---------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment, net                                                            49,626          42,102
Goodwill (net of accumulated amortization of $4,171 and $3,124, respectively)                 23,156          21,285
Other Assets                                                                                   6,011           5,158
---------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                       $136,547        $126,796
=====================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Current maturities of long term debt                                                      $   278         $ 6,610
   Trade payables                                                                              9,351          10,366
   Compensation and employee benefits                                                          8,305           8,881
   Income taxes payable                                                                        1,312           1,987
   Other accrued liabilities                                                                   4,753           3,678
---------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                     23,999          31,522
---------------------------------------------------------------------------------------------------------------------
Long Term Debt (less current maturities)                                                      21,249          12,964
Long Term Compensation                                                                         4,661           3,522
Other Long Term Liabilities                                                                    4,440           3,685
Commitments and Contingencies                                                                      -               -
Stockholders' Equity:
   Preferred stock (par value $.01 per share:  1,000,000 shares authorized; none issued) Common stock (par value $.01 per share:
   20,000,000 shares authorized; 11,895,861 shares issued)                                       119             119
   Additional paid-in capital                                                                 42,760          43,143
   Retained earnings                                                                          68,359          49,150
   Common shares in treasury, at cost (1998: 1,333,413 shares; 1997: 880,014 shares)         (26,706)        (15,882)
   Accumulated other comprehensive income (deficit)                                           (2,334)         (1,427)
---------------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                                                    82,198         75,103
---------------------------------------------------------------------------------------------------------------------
Total                                                                                       $136,547        $126,796
=====================================================================================================================
The accompanying notes are an integral part of these consolidated financial statements.
---------------------------------------------------------------------------------------------------------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

HOLOPHANE CORPORATION AND SUBSIDIARIES
(in thousands)                                                           Year Ended December 31,
                                                                      1998         1997         1996
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
--------------------------------------------------------------------------------------------------------------
Net income                                                           $ 19,209    $ 18,623    $ 16,468
   Adjustments to reconcile net income to net cash
    provided by operating activities:
   Depreciation and amortization                                        8,189       6,905       6,487
   Loss on disposal of property, plant and equipment                      113          28         232
   Provision for deferred income taxes                                    160         866         253
Change in assets and liabilities net of effects from acquisitions:
   Accounts receivable                                                   (864)      2,966      (4,053)
   Inventories                                                           (469)        580       1,568
   Prepaid and other current assets                                       618        (356)       (281)
   Trade payables                                                      (1,491)       (536)     (1,171)
   Compensation and employee benefits                                    (856)        536        (732)
   Income taxes payable                                                (1,122)        812        (780)
   Other, net                                                           1,491          77         955
--------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                              24,978      30,501      18,946
--------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
--------------------------------------------------------------------------------------------------------
Purchase of investment securities                                      (1,179)     (1,906)     (1,551)
Sale of investment securities                                              39         842       1,005
Capital expenditures                                                  (12,379)     (8,007)     (4,956)
Proceeds from the sale of assets                                           88         102          42
Acquisitions, net of cash acquired                                       (674)          0      (6,100)
--------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                 (14,105)     (8,969)    (11,560)
--------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
--------------------------------------------------------------------------------------------------------
Principal payments on long term debt                                  (60,380)     (6,381)     (9,359)
Proceeds from long term debt                                           62,002           0           0
Purchase of treasury shares                                           (12,676)    (11,645)     (3,769)
Payments to pre-acquisition shareholders                               (7,350)          0           0
Proceeds from the sale of treasury shares                                 677         214         385
--------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                 (17,727)    (17,812)    (12,743)
--------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                   680         (83)         73
--------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents                        (6,174)      3,637      (5,284)
Cash and equivalents at beginning of year                              11,709       8,072      13,356
--------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                  $  5,535    $ 11,709    $  8,072
========================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
   Interest                                                          $  1,457    $  1,712    $  2,160
   Income taxes                                                      $ 11,057    $  9,066    $ 10,472
Non-cash investing and financing activity:
   Treasury shares used for acquisitions                             $    704    $  1,380    $  2,145
   Additional goodwill relating to contingent purchase price         $  1,020    $    704    $  1,381
   Trade payables for property, plant and equipment                  $    206    $    687    $    252
   Capital leases for property, plant and equipment                  $      0    $    699    $      0
   Shares exchanged to exercise stock options                        $     59    $    488    $      0
========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' Equity

HOLOPHANE CORPORATION AND SUBSIDIARIES
($ in thousands)

                                                                                                       Accumulated
                                         Common Stock       Additional             Treasury Stock        Other
                                      --------------------   Paid-in     Retained  ---------------     Comprehensive  Stockholders
                                       Shares       Amount   Capital     Earnings  Shares    Amount    Income(Deficit) Equity
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995          11,895,861     $119    $42,969     $14,059   425,148   ($4,529)    ($2,229)     $50,389
   Comprehensive income
     Net income                                                           16,468                                       16,468
     Translation adjustments(net of
       tax benefit of $0)                                                                                   1,460       1,460
                                                                                                                     --------
       Comprehensive income                                                                                            17,928
   Shares used for acquisitions                                  780              (121,629)    1,365                    2,145
   Purchase of treasury shares                                                     206,000    (3,769)                  (3,769)
   Stock options exercised, including
    related tax benefits                                          52               (36,150)      399                      451
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996            11,895,861    119     43,801      30,527   473,369    (6,534)       (769)      67,144
   Comprehensive income
     Net income                                                           18,623                                       18,623
     Translation adjustments
        (net of tax benefit of $0)                                                                          (658)        (658)
                                                                                                                      ---------
       Comprehensive income                                                                                            17,965
   Shares used for acquisitions                                   13               (71,725)    1,367                    1,380
   Purchase of treasury shares                                                     544,408   (12,133)                 (12,133)
   Stock options exercised, including
      related tax benefits                                      (671)              (66,038)    1,418                      747
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997           11,895,861     119     43,143      49,150   880,014   (15,882)     (1,427)      75,103
   Comprehensive income
     Net income                                                           19,209                                       19,209
     Translation adjustments
       (net of tax benefit of $216)                                                                         (907)       (907)
                                                                                                                      ---------
       Comprehensive income                                                                                            18,302
   Shares used for acquisitions                                   91               (28,675)      613                      704
   Purchase of treasury shares                                                     536,598   (12,676)                 (12,676)
   Stock options exercised, including
     related tax benefits                                       (474)              (54,524)    1,239                      765
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998           11,895,861    $119    $42,760     $68,359 1,333,413  ($26,706)    ($2,334)     $82,198
===============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


                          INDEPENDENT AUDITOR'S REPORT
           TO THE STOCKHOLDERS AND DIRECTORS OF HOLOPHANE CORPORATION
                  --------------------------------------------

     We have audited the accompanying consolidated balance sheets of Holophane Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Holophane Corporation and subsidiaries at December 31, 1998 and 1997, and results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
Columbus, Ohio
February 19, 1999

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The company is engaged in the manufacture and sale of lighting fixtures and systems primarily for industrial, commercial and outdoor applications. The company has operations in the United States, Canada, Mexico, United Kingdom, Germany and Australia.

CONSOLIDATION
The consolidated financial statements include the accounts of Holophane Corporation and all of its majority owned subsidiaries. All significant intercompany transactions have been eliminated.

FOREIGN CURRENCY TRANSLATION
The assets and liabilities of the company's subsidiaries outside the United States are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Income and expense items are translated at the average exchange rates prevailing during the period. Gains and losses resulting from foreign currency transactions are recognized currently in net income and those resulting from translation of financial statements are recognized currently in comprehensive income.

DISCLOSURES REGARDING FINANCIAL
INSTRUMENTS
The carrying value of cash and equivalents, receivables, accrued liabilities and accounts payable are considered to approximate fair value due to the relatively short maturity of the respective instruments. For long-term debt, the interest rates fluctuate with the London Interbank Offered Rate (LIBOR) or Prime Rate and thus their carrying value is a reasonable estimate of fair value.

CASH AND EQUIVALENTS
The company considers money market funds and all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents. At December 31, 1998 and 1997, the company had approximately $732,000 and $6,590,000, respectively, invested in bank commercial paper and U.S. treasury related investments.

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

ASSET IMPAIRMENTS
Annually, or more frequently if events or circumstances change, a determination is made by management, in accordance with Statement of Financial Accounting Standards (SFAS) 121, to ascertain whether property, plant and equipment, goodwill and other intangible assets have been impaired based on the sum of expected future undiscounted cash flows from operating activities. Based upon its most recent analysis, the company believes that property, goodwill and other intangibles at December 31, 1998 and 1997 are realizable and the depreciation and amortization periods are appropriate.

SELF INSURANCE
The company is self-insured for certain health and workers' compensation programs in the United States. The company purchases insurance to limit exposure under these programs. Insurance for the health plan provides a stop-loss ceiling of $100,000 per individual per year and an aggregate annual stop-loss ceiling (based on enrollment) of $1,720,000, $1,709,000 and $1,585,000 for 1998, 1997
and 1996, respectively. Insurance for the workers' compensation plan contains a stop-loss ceiling of $300,000 per event. The company accrues for both claims reported but not yet paid and claims incurred but not yet reported.

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

ADVERTISING

Advertising costs are expensed as incurred. Advertising expense for 1998, 1997 and 1996 was $2,593,000, $2,447,000 and $2,365,000, respectively.

IMPACT OF NEW ACCOUNTING STANDARDS

In June 1998, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," was issued and is required to be adopted for the company's 2000 annual financial statements. The company has not yet determined what, if any, impact the adoption of this will have on its financial statements.

2. ACQUISITION

HOLOPHANE S.A. DE C.V. (HOLOPHANE MEXICO) - On June 1, 1998, the company acquired the stock of Holophane Mexico for $770,000. Under the terms of the purchase agreement, the company will make additional payments of up to $2,023,000, contingent upon Holophane Mexico achieving certain operating results during the three year period ending December 31, 2000. At the date of acquisition, the market value of assets acquired was $11,270,000 and liabilities assumed were $10,770,000.

METALOPTICS, INC. - On September 1, 1996, the company acquired the stock of MetalOptics, Inc. Under the terms of the purchase agreement, the company will make additional payments of up to $500,000 and 154,589 additional shares of common stock, contingent upon MetalOptics, Inc. achieving certain operating results during the period ending December 31, 2001.

Any future amounts earned under these agreements will be recorded as additional goodwill and amortized over the remaining life of the goodwill recognized at the time of acquisition.

Results of operations after the acquisition dates are included in the Consolidated Statements of Income. The following pro forma information (in thousands, except earnings per share [EPS] amounts) has been prepared assuming the Holophane Mexico and MetalOptics, Inc. acquisitions had taken place at the beginning of 1997 and 1996, respectively. The pro forma information includes adjustments for interest expense that would have been incurred to finance the purchase, additional depreciation based on the fair market value of the property, plant and equipment acquired and the amortization of goodwill arising from the transaction, net of tax. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed dates.

------------------------------------------------------------------
                           1998         1997          1996
------------------------------------------------------------------
Net Sales              $218,834     $215,652      $204,545
Net Income              $19,285      $19,069       $17,088
Basic EPS                 $1.78        $1.69         $1.48
Diluted EPS               $1.72        $1.63         $1.44
==================================================================


3. INVENTORIES

Inventories consist of the following (in thousands):

---------------------------------------------------------------
                                           DECEMBER 31,
                                        1998          1997
---------------------------------------------------------------
Raw materials                         $8,973        $7,610
Work in process                        4,869         3,850
Finished goods                         2,498         1,838
---------------------------------------------------------------
TOTAL                                 16,340        13,298
Less valuation allowance                (635)         (647)
---------------------------------------------------------------
TOTAL                                $15,705       $12,651
===============================================================

4. PROPERTY, PLANT AND EQUIPMENT

The major classes of property, plant and equipment are summarized as follows (in thousands):

-----------------------------------------------------------------
                                           DECEMBER 31,
                                        1998           1997
-----------------------------------------------------------------
Land                                  $3,272        $2,322
Buildings and improvements            24,799        23,687
Machinery and equipment               57,822        51,016
Office and computer equipment         13,916        12,464
Construction in progress               3,654         1,670
-----------------------------------------------------------------
TOTAL                                103,463        91,159
Less accumulated depreciation        (53,837)      (49,057)
-----------------------------------------------------------------
TOTAL                                $49,626       $42,102
=================================================================

5. LONGTERM DEBT AND CREDIT FACILITIES

In March 1998, the company refinanced its debt with an unsecured $30,000,000 revolving credit agreement with National City Bank which matures on April 1, 2001. Under the new agreement, the company can elect to borrow Eurodollars or domestic funds at .20% to .875% (Applicable Margin) in excess of the LIBOR or Prime Rate, respectively. The Applicable Margin is determined by the ratio of debt (as defined in the credit agreement) to the sum of operating income plus depreciation and amortization. Based on the Applicable Margin, commitment fees of .15% to .30% are charged on the average daily unused portion of the available commitment. This credit agreement contains certain financial and operating covenants.

The old credit agreement consisted of a term loan that reduced semi-annually until scheduled maturity on September 30, 2000 and a revolving commitment of up to $15,000,000, collateralized by substantially all of the company's assets.

Interest rates as of December 31, 1998 and 1997 were 5.4% and 6.8%, respectively.

Long term debt consists of the following (in thousands):

--------------------------------------------------------------
                                           DECEMBER 31,
                                        1998          1997
--------------------------------------------------------------
Revolving Loan                       $21,000            $0
Term loan                                  0        18,660
Capital lease obligations (Note 6)       515           883
Other borrowings                          12            31
--------------------------------------------------------------
Total                                 21,527        19,574
Less current maturities                 (278)       (6,610)
==============================================================
Total                                $21,249       $12,964
==============================================================

6. LEASES

The company leases certain computer and plant equipment under capital leases. The cost of these assets leased under capital leases is approximately $818,000 and $1,326,000 at December 31, 1998 and 1997, respectively. In addition, the company leases certain equipment and office space under non-cancelable operating leases.

Future minimum lease payments are as follows (in thousands):

----------------------------------------------------------------
                                 CAPITAL           OPERATING
                                  LEASES              LEASES
----------------------------------------------------------------
1999                                $294               $788
2000                                 256                394
2001                                   0                154
2002                                   0                 95
2003                                   0                 47
Thereafter                             0                224
----------------------------------------------------------------
TOTAL MINIMUM LEASE
   PAYMENTS                          550             $1,702
Less amount representing
   interest                          (35)
----------------------------------------
Present value of net minimum
   lease payments (Note 5)          $515
========================================

Total rent expense under operating leases for 1998, 1997 and 1996 was approximately $1,574,000, $1,693,000 and $1,381,000, respectively.

7. INCOME TAXES

The company follows the provisions of SFAS 109. The components of income before income taxes are as follows (in thousands):

-----------------------------------------------------------
                        1998          1997           1996
-----------------------------------------------------------
Domestic             $27,073       $27,068        $24,781
Foreign                3,401         2,614          1,624
-----------------------------------------------------------
TOTAL                $30,474       $29,682        $26,405
===========================================================

The components of the provision (credit) for income taxes are as follows (in thousands):

--------------------------------------------------------------
                          1998          1997           1996
--------------------------------------------------------------
Current:
Federal                 $8,561        $8,366         $7,918
State and local          1,281         1,196          1,279
Foreign                  1,263           631            487
--------------------------------------------------------------
TOTAL CURRENT           11,105        10,193          9,684
Deferred:
Federal                    480           550            171
State and local            106           373             37
Foreign                   (426)          (57)            45
--------------------------------------------------------------
TOTAL DEFERRED             160           866            253

TOTAL                 $ 11,265      $ 11,059       $  9,937
==============================================================


The principal items accounting for the difference in the expected tax expense on income before income taxes computed at the United
States statutory rate are as follows (in thousands):

--------------------------------------------------------------
                       1998          1997            1996
--------------------------------------------------------------
Computed expense
 at 35% of pretax
     income           $ 10,666      $ 10,389       $  9,242
State and local
 taxes (net of
 federal and foreign
 tax)                      979         1.127            905

Elimination of
 valuation allowance
 on foreign
 NOLS                        0          (712)             0
 Other                    (380)          255           (210)
--------------------------------------------------------------
TOTAL                 $ 11,265      $ 11,059       $  9,937
==============================================================

The tax effect of the items comprising the company's net deferred tax asset are as follows (in thousands):

---------------------------------------------------------------
                                           DECEMBER 31,
                                        1998           1997
---------------------------------------------------------------
Deferred tax assets:
Intangibles                           $   33         $  365
Reserves                                 539          1,004
Compensation and employee
   benefits                            2,933          2,128
Other                                  1,182          1,184
---------------------------------------------------------------
TOTAL                                  4,687          4,681
Deferred tax liabilities:
Property, plant and equipment          3,258          2,260
---------------------------------------------------------------
NET DEFERRED TAX ASSET                $1,429         $2,421
===============================================================

At December 31, 1998 the company had foreign net operating loss carryforwards
(NOLs) totaling $545,000 which the company expects to fully utilize before it expires in 2007.

At December 31, 1998 unremitted earnings of subsidiaries outside the United States were approximately $8,420,000. The company intends to indefinitely reinvest the undistributed earnings of its foreign subsidiaries or to repatriate them only when it is tax effective to do so. Accordingly, no deferred income taxes for additional United States federal income taxes from distribution of foreign earnings have been recorded.

8. EMPLOYEE BENEFIT PLANS

The company has five 401(k) defined contribution savings plans covering substantially all United States union and non-union employees. The plans, which provide for both optional and mandatory company contributions of up to 5%, are intended to qualify under Section 401(k) of the Internal Revenue Code. The company matches participant contributions of up to 3% of their salary. The company's Canadian subsidiary has a defined contribution savings plan covering substantially all employees. The expense charged to operations under these plans was $2,196,000, $2,530,000 and $2,133,000 for 1998, 1997 and 1996, respectively.

On June 1, 1998, the company acquired Holophane Mexico, including its pension benefit plan. Holophane Mexico's benefit plan consists of a seniority premium based on years of service and final salary (as defined under the Mexican Federal Labor Laws) covering all full time employees and a defined benefit based on years of service and average salary over the last five years of service covering all full time non-union employees.

Holophane Europe has a defined benefit plan, covering substantially all of its employees, in which benefits are based primarily on years of service and employee compensation near retirement.

The company's funding policy is in accordance with local laws and income tax regulations. Fund assets consist primarily of common stocks, common trust funds and government securities.

The following table sets forth the funded status of Holophane Europe's and Holophane Mexico's plan and amounts recognized in the company's balance sheets (in thousands):

----------------------------------------------------------------
                                           DECEMBER 31,
                                        1998          1997
----------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning
   of year                           $10,552        $8,751
Service cost                             734           777
Interest cost                            813           709
Actuarial gain                         1,307           709
Acquisition                              907             0
Exchange (gain)/loss                     (35)         (304)
Benefits paid                         (1,972)          (90)
----------------------------------------------------------------
Benefit obligation at end of year     12,306        10,552
----------------------------------------------------------------
Change in plan assets:
Fair value of plan assets at
   beginning of year                  11,417         9,914
Actual return on plan assets           1,924         1,217
Acquisition                              868             0
Employer contributions                   508           499
Plan participants' contributions         240           236
Exchange (gain)/loss                     (27)         (358)
Benefits paid                         (1,972)          (91)
----------------------------------------------------------------
Fair value of plan assets at end
   of year                            12,958        11,417
----------------------------------------------------------------
Funded status                            652           865
Unrecognized net actuarial costs         144           173
Unrecognized prior service cost         (390)         (655)
----------------------------------------------------------------
Prepaid benefit cost                    $406          $383
================================================================

Weighted average actuarial assumptions used in the accounting for the plans were as follows:

---------------------------------------------------------------
                              1998        1997        1996
---------------------------------------------------------------
Discount rate                7.41%       7.50%       8.50%
Expected return on plan
   assets                    8.03%       8.50%       8.50%
Rate of compensation
   increase                  5.10%       5.25%       6.25%
===============================================================

Net periodic benefit cost included in the company's Consolidated Statements of Income consisted of the following components (in thousands):


---------------------------------------------------------------
                              1998        1997        1996
---------------------------------------------------------------
Service cost                  $ 734       $ 777       $ 682
Interest cost                   813         709         545
Plan participants'
   contributions               (240)       (236)       (222)
Expected return on
   plan assets                 (899)       (787)       (748)
Amortization of prior
   service costs                 33          33           1
Recognized net
   actuarial loss                10           0           0
---------------------------------------------------------------
Net periodic benefit
   cost                       $ 451        $ 496      $ 258
===============================================================

The company's Supplemental Executive Retirement Plan (SERP) allows participants to defer up to 50% of their annual bonus. Deferred compensation under the SERP is used to fund a Rabbi Trust. Gains and losses on participant's accounts directly offset the SERP liability for each participant. The fair value of the investment included in other assets and offsetting liability was $4,661,000 and $3,522,000 at December 31, 1998 and 1997, respectively.

9. STOCK OPTIONS

On April 30, 1998, the stockholders approved an Employee Stock Purchase Plan
(ESPP) within the meaning of Section 423 of the Internal Revenue Code with 300,000 shares of stock for its U.S. and Canadian subsidiaries. The 1997 Offering granted under the plan allows eligible employees to have up to 5% of their first $50,000 of annual compensation during the two year grant period withheld from payroll to purchase company stock on December 31, 1999 at an option price of $20.30 which was established on December 15, 1997 at 85% of the average trade value. As of December 31, 1998, 69,000 of the 84,000 options granted were outstanding.

The 1996 and 1993 Holophane Corporation Incentive Stock Plans authorize the grant of options, restricted stock and awards of performance shares of common stock to officers, key employees and directors. Options are to be granted at exercise prices equal to the fair market value of such stock as of the date of grant. All options granted have a maximum term of 10 years. Employee options vest ratably over four years and directors' options vest in six months. The weighted average remaining contractual life of these options is 6.8 years. The number of authorized options to be granted under these plans are 800,000 and 1,182,000, respectively. Stock option activity is summarized as follows:

-------------------------------------------------------------------------------
                                            1998          1997         1996
-------------------------------------------------------------------------------
Outstanding at
   beginning of year                      1,097,637       972,825       802,425
Weighted average exercise price          $    14.79    $    13.14    $    11.27
Granted                                     207,800       234,100       209,600
Weighted average exercise price          $    24.84    $    20.76    $    19.88
Exercised                                   (56,912)      (66,038)      (36,150)
Weighted average exercise price          $    12.93    $    10.64    $    10.67
Canceled                                    (16,338)      (43,250)       (3,050)
Weighted average exercise price          $    19.09    $    16.19    $    14.15
-------------------------------------------------------------------------------
Outstanding at end
   of year                                1,232,187     1,097,637       972,825
Weighted average exercise price          $    16.51    $    14.79    $    13.14
===============================================================================
Exercisable at end
   of year                                  768,129       606,091       421,800
Weighted average exercise price          $    13.70    $    12.45    $    11.60
===============================================================================
Available for grant at
   end of year                              612,255       801,329       963,900
===============================================================================

The company applies Accounting Principles Board Opinion 25 in accounting for its fixed stock compensation plans. Accordingly, no compensation cost has been recognized for the plans in 1998, 1997 or 1996.

In accordance with SFAS 123, the fair value approach has not been applied to stock options granted prior to January 1, 1995. The compensation cost calculated under SFAS 123 is recognized over the vesting period of the stock options. Fair value is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

---------------------------------------------------------------
                         INCENTIVE STOCK PLAN          ESPP
                         1998     1997     1996        1998
---------------------------------------------------------------
Weighted average
   fair value           $9.87    $7.95    $6.74       $6.68
Risk-free interest
   rate                 5.73%    6.19%    5.88%       5.68%
Dividend yield              0        0        0           0
Volatility factor        .252     .254     .230        .254
Weighted average
   expected life (years) 6.5       5.8      5.5         2.0
===============================================================

Had compensation costs for stock options been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS 123, the company's net earnings and EPS would have been reduced to the pro forma amounts indicated as follows:

-----------------------------------------------------------
                         1998          1997         1996
-----------------------------------------------------------
Net Income:
   As reported        $19,209       $18,623      $16,468
   Pro forma          $17,895       $17,832      $15,919
Basic EPS:
   As reported          $1.77         $1.65        $1.44
   Pro forma            $1.65         $1.58        $1.39
Diluted EPS:
   As reported          $1.72         $1.60        $1.40
   Pro forma            $1.60         $1.53        $1.35
===========================================================

The following table summarizes stock options outstanding and exercisable at December 31, 1998 (shares in thousands):

-----------------------------------------------------------
                Outstanding             Exercisable
-----------------------------------------------------------
 Exercise           Average    Average          Average
  Price            Remaining  Exercise          Exercise
   Range    Options  Life       Price   Options   Price
-----------------------------------------------------------
  $10-$13     629   5.4 yrs    $11.34     574    $11.31
  $18-$27     603   8.2 yrs    $21.90     194    $20.78
===========================================================


All share data is presented in accordance with SFAS 128. The reconciliation of basic and diluted shares outstanding is as follows (in thousands):

----------------------------------------------------------
                           1998         1997        1996
----------------------------------------------------------
Basic shares
   outstanding           10,848       11,283      11,473
Dilutive securities:
   Stock options            338          373         281
   Contingent shares          4            7          25
----------------------------------------------------------
Dilutive shares
   outstanding           11,190       11,663      11,779
==========================================================

The following options to purchase shares of common stock were outstanding during each year, but were not included in the computation of diluted EPS because the option's exercise price was greater than the average market price of the common shares for all quarters during the year and, therefore, the effect would be anti-dilutive:

-----------------------------------------------------------
                           1998         1997        1996
-----------------------------------------------------------
Number of options        30,000            0     174,000
Weighted average
   exercise price        $27.19        $0.00      $20.38
===========================================================


The company has adopted SFAS 131, "Disclosures about Segments of a Business Enterprise and Related Information." The company operates predominantly in one industry segment, that being the design, manufacture and sale of lighting fixtures. No single customer accounted for as much as 10% of consolidated net sales. The following table presents information about the company managed by geographic area (in thousands):

----------------------------------------------------------------------
                            1998          1997         1996
----------------------------------------------------------------------
NET SALES TO CUSTOMERS
United States              $172,519      $171,749     $157,981
Europe                       23,762        23,908       23,376
Other                        18,594         9,670        9,582
----------------------------------------------------------------------
TOTAL                      $214,875      $205,327     $190,939
======================================================================
TRANSFERS BETWEEN GEOGRAPHIC AREAS
(eliminated in consolidation)
United States               $10,046        $7,268       $7,694
Other                           256           271            0
----------------------------------------------------------------------

TOTAL                       $10,302        $7,539       $7,694
======================================================================
OPERATING INCOME
United States               $27,813       $27,688      $25,882
Europe                        2,286         1,945        1,791
Other                         1,508         1,354          344
----------------------------------------------------------------------
TOTAL                       $31,607       $30,987      $28,017
======================================================================
IDENTIFIABLE ASSETS
United States              $100,045      $102,934     $101,361
Europe                       20,585        20,268       20,166
Other                        15,917         3,594        2,440
----------------------------------------------------------------------
TOTAL                      $136,547      $126,796     $123,967
======================================================================
CAPITAL SPENDING
United States              $11,172        $7,607       $4,212
Europe                         655           291          438
Other                          552           109          306
----------------------------------------------------------------------
TOTAL                      $12,379        $8,007       $4,956
======================================================================
DEPRECIATION &  AMORTIZATION
United States               $7,143        $6,057       $5,615
Europe                         684           755          741
Other                          362            93          131
----------------------------------------------------------------------
TOTAL                       $8,189        $6,905       $6,487
======================================================================

                              MANAGEMENT DISCUSSION
                                  AND ANALYSIS

RESULTS OF OPERATIONS 1998 COMPARED WITH 1997

Net sales for the year were at a record level of $214.9 million, an increase of $9.6 million, or 4.7% over 1997, up 1.2% due to internal growth and 3.5% from the acquisition of Holophane Mexico in June 1998. Total domestic sales of $172.5 million grew 0.5% in 1998. Domestic sales growth slowed in 1998 due to increased competition in the area of industrial and commercial products, offset somewhat by strong sales growth in the area of historically styled lighting products. Canadian sales were up 29.6% in local currency compared to previous year, a result of a strong backlog of business entering 1998. Holophane Europe sales were down 1.6% in local currency, reflecting stronger demand in the United Kingdom, offset by soft sales volume in continental Europe.

Gross margin increased $4.8 million or 5.9% to $84.9 million in 1998. Gross margin as a percent of sales increased in 1998 to 39.5% compared to 39.1% in 1997. The increase is the result of higher sales volume, favorable price/mix and lower purchased material costs.

Selling and administrative expenses were $46.6 million, or 21.7% of sales, compared to $42.7 million or 20.8% of sales in 1997. One-time spending relating to a second national sales conference and implementation of a new sales force automation system increased spending by approximately $0.9 million in 1998. Adjusting for the Holophane Mexico acquisition, research and development spending was 3.1% in 1998, compared to 3.2% in 1997.

Interest expense of $1.5 million decreased $0.2 million in 1998 compared to 1997 due to lower outstanding balances and lower average interest rates. Interest income of $0.4 million in 1998 was flat with 1997.

The tax rate in 1998 was 37.0%, down from 37.3% experienced in 1997. The lower effective income tax rate in 1998 is primarily due to the tax benefit of inflation adjustments in Mexico.

Net income was $19.2 million in 1998, compared to $18.6 million in 1997. Basic and diluted earnings per share rose to $1.77 and $1.72 per share, respectively, up from $1.65 and $1.60 per share, respectively in 1997.

Overall, increased net sales, lower net interest costs and a lower effective tax rate led to higher net earnings for 1998.


RESULTS OF OPERATIONS 1997 COMPARED WITH 1996

Net sales for the year were at a record level of $205.3 million, an increase of $14.4 million, or 7.5% over 1996. Domestic sales of $171.7 million grew 8.7% in 1997, up 1.7% due to internal growth and 7.0% from the 1996 acquisition of MetalOptics. Canadian sales were down approximately 1% in local currency compared to previous year, a result of continued weak economic activity. Holophane Europe sales were down 2.1% in local currency, reflecting a recovering business climate in the United Kingdom, offset by a softened Deutschmark and a decline in sales volume in continental Europe.

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

The tax rate in 1997 was 37.3%, down from 37.6% experienced in 1996. The lower effective income tax rate in 1997 is primarily due to benefits generated by the Foreign Sales Corporation and the elimination of the valuation allowance for foreign NOL's resulting in no tax expense on Canadian income.

Net income was $18.6 million in 1997, compared to $16.5 million in 1996. Basic and diluted earnings per share rose to $1.65 and $1.60 per share, respectively, up from $1.44 and $1.40 per share, respectively in 1996.

Overall, increased net sales, lower net interest costs and a lower effective tax rate led to higher net earnings for 1997.

CAPITAL RESOURCES AND LIQUIDITY

Holophane's principal sources of liquidity have been cash generated from operating activities and amounts available under the bank agreement. During the three year period ended December 31, 1998, the company generated approximately $74.4 million of cash from operating activities. Holophane has significantly reduced working capital requirements through programs implemented in the past that emphasize accounts receivable, inventory and accounts payable management. As of December 31, 1998, the company had $5.5 million in cash and cash equivalents.

At December 31, 1998, outstanding long-term indebtedness amounted to $21.5 million (including the current portion of $0.2 million). This represents an increase of approximately $2.0 million from December 31, 1997.

In March 1998, the company refinanced its debt with an unsecured $30 million revolving credit agreement with National City Bank which matures on April 1, 2001. Under the new agreement, the company can elect to borrow Eurodollars or domestic funds at .20% to .875% in excess of the LIBOR or Prime rate. At year-end 1998 there was $9 million available for borrowing under the credit agreement.

Holophane's primary liquidity requirements are the funding of capital expenditures, treasury stock purchases, periodic principal and scheduled interest payments on indebtedness and working capital needs. Capital expenditures in 1998 totaled $12.4 million, as compared to $8.0 million in 1997 and $5.0 million in 1996. The company used $12.7 million and $11.6 million to purchase shares into treasury in 1998 and 1997, respectively. Cash on hand, funds generated from operations and amounts available under the credit agreement are expected to adequately fulfill Holophane's anticipated requirements in 1999.

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

STOCK MARKET PRICES AND DIVIDENDS

On July 6, 1998, the company's common stock began trading on the New York Stock Exchange under the symbol "HLP." From the date of the company's initial public offering in 1993 until July 3, 1998, the company's common stock had been listed on the NASDAQ National Market under the symbol "HLPH." As of March 10, 1999, there were approximately 2,300 record holders of the company's common stock. See Quarterly Results of Operations on page 8 for market prices on common stock during 1998 and 1997. No dividends on the common stock were paid in 1998 or 1997.

YEAR 2000

During 1998, the company commenced an evaluation of the impact of Year 2000 on all business systems, facilities, products and information systems and developed an evaluation matrix from which Year 2000 compliance could be monitored. Financial systems used by the company are vendor software products that are certified by the vendor as Year 2000 ready releases. The company will test the financial systems during 1999. An outside consulting firm conducted a separate study of in-house manufacturing systems and all in-house manufacturing systems have been modified and successfully tested for Year 2000. A separate evaluation of manufacturing equipment is underway and will be completed in 1999. All network systems were either migrated or upgraded to match Year 2000 ready local area network (LAN) systems. Current installed LAN server equipment is Year 2000 ready. Personal computers, phone systems, timekeeping and security systems will be Year 2000 ready prior to December 31, 1999. None of the company's other information technology projects have been delayed due to the implementation of the Year 2000 project.

Holophane estimates that the total cumulative cost of the project will be approximately $200,000 which includes both internal and external personnel costs related to modifying the systems. All costs related to the project are being expensed as incurred and as of December 31, 1998, approximately $140,000 of costs have been incurred. The costs of the project and the expected completion dates are based on management's best estimate.

At this time, the company believes its most reasonable worst case scenario is that key suppliers or service providers who have not resolved their own Year 2000 issue may cause a disruption of service to the company's critical business processes, which in turn could affect the company's ability to manufacture and deliver product. The company cannot predict the outcome of other companies' remediation efforts. The company has initiated formal inquiries with suppliers with which it has active contracts to determine the extent to which the company is vulnerable to those third parties' failure to remediate their own Year 2000 issue. Alternative suppliers will be identified and used if necessary.

The company has an ongoing business interruption contingency plan to address internal and external issues specific to the Year 2000 problem, to the extent practicable. Depending on the status of third party Year 2000 readiness, these plans include changing suppliers, advanced purchases of critical inventory and extending production scheduling.

                                FINANCIAL HISTORY


Holophane Corporation and Subsidiaries
YEAR ENDED DECEMBER 31,
(in thousands except per share data)     1998       1997      1996     1995      1994     1993      1992    1991     1990
----------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
----------------------------------------------------------------------------------------------------------------------------
Net sales                              $214,875  $205,327  $190,939 $181,069 $150,997  $138,818  $129,863 $118,166 $115,650
Gross margin                             84,945    80,194    73,655   70,478   58,407    53,594    47,074   42,029   39,261
Nonrecurring items                            0         0         0        0    3,875     3,424         0        0        0
Operating income                         31,607    30,987    28,017   28,722   18,580    13,880    12,035    7,773    9,468
Interest expense, net                     1,133     1,305     1,612    2,245    2,255     6,230     8,220    9,887   10,848
Income (loss) before income taxes,
cumulative effect of accounting
change and extraordinary item            30,474    29,682    26,405   26,477    16,325    7,650     3,815   (2,114)  (1,380)
Provision for income taxes               11,265    11,059     9,937   10,435     6,837    3,075       661       64      227
Income (loss) before cumulative
  effect of accounting change and
  extraordinary item                     19,209    18,623    16,468   16,042     9,488    4,575     3,154   (2,178)  (1,607)
Cumulative effect of accounting change(a)     0         0         0        0         0    3,693         0        0        0
Extraordinary items, net of tax (b)           0         0         0        0         0   (4,098)        0        0   (5,464)
Net income (loss)                        19,209    18,623    16,468   16,042     9,488    4,170     3,154   (2,178)  (7,071)
Preferred stock dividends                     0         0         0        0         0    2,137     2,260    1,958    1,845
Net income (loss) available to common
   stockholders                         $19,209   $18,623   $16,468  $16,042    $9,488   $2,033      $894  ($4,136) ($8,916)
----------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
----------------------------------------------------------------------------------------------------------------------------
Working capital:
   Cash                                  $5,535   $11,709   $8,072   $13,356   $11,473 $11,788    $3,013    $1,145   $2,156
   Other                                $28,220   $15,020  $19,117   $12,688    $8,437  $5,550    $5,498   $16,121  $16,647
Total assets                           $136,547  $126,796 $123,967  $110,779   $99,352 $95,915   $88,014   $99,745 $111,494
Debt                                    $21,527   $19,574  $25,256   $31,410   $37,722 $45,671   $63,777   $76,677  $82,550
Redeemable,  preferred stock                 $0        $0       $0        $0        $0      $0   $16,905   $14,645  $12,687
Stockholders' equity (deficit)          $82,198   $75,103  $67,144   $50,389   $34,722 $27,201  ($10,608)  ($7,546) ($2,858)
-----------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE DATA  (c)
-----------------------------------------------------------------------------------------------------------------------------
Basic net earnings (loss) before
   cumulative effect of accounting
   change and extraordinary items         $1.77     $1.65    $1.44    $1.40      $0.82    $0.29     $0.11  ($0.53)   ($0.45)
Basic net earnings (loss)                 $1.77     $1.65    $1.44    $1.40      $0.82    $0.24     $0.11  ($0.53)   ($1.16)
Diluted net earnings (loss)               $1.72     $1.60    $1.40    $1.37      $0.82    $0.24     $0.11  ($0.53)   ($1.16)
Book value                                $7.78     $6.82    $5.88    $4.39      $3.03    $2.33        __        _        _
-----------------------------------------------------------------------------------------------------------------------------
OTHER DATA
-----------------------------------------------------------------------------------------------------------------------------
Gross margin as a % of sales              39.5%     39.1%     38.6%    38.9%     38.7%    38.6%     36.2%    35.6%    33.9%
Operating income as a % of sales          14.7%     15.1%     14.7%    15.9%     12.3%    10.0%      9.3%     6.6%     8.2%
Weighted average number of basic
   common shares (c)                     10,848    11,283   11,473   11,468     11,580   8,414      7,775    7,765    7,665
Weighted average number of diluted
   common shares (c)                     11,190    11,663   11,779   11,723    11,628    8,415      7,775    7,765    7,665
-----------------------------------------------------------------------------------------------------------------------------

(a) Represents the effect of adopting SFAS 109, "Accounting for Income Taxes."
(b) Relates to early retirement of debt.
(c) Adjusted to reflect stock splits.